UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2019

CONTENTS

Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Income by Function
Interim Consolidated Statement of Comprehensive Income
Interim Consolidated Statement of Changes in Equity
Interim Consolidated Statement of Cash Flows - Direct Method
Notes to the Interim Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

	Note	As of June 30, 2019	As of December 31, 2018	As of January 1, 2018
		ThUS$ Unaudited	ThUS$ Restated Unaudited	ThUS$ Restated Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,061,348	1,081,642	1,142,004
Other financial assets	7 - 11	396,752	383,984	559,919
Other non-financial assets	12	281,441	290,476	244,778
Trade and other accounts receivable	7 - 8	1,208,917	1,162,582	1,202,945
Accounts receivable from related entities	7 - 9	6,849	2,931	2,582
Inventories	10	335,913	279,344	236,666
Current tax assets	18	77,421	69,134	77,987

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,368,641	3,270,093	3,466,881

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	51,407	5,768	291,103

Total current assets		3,420,048	3,275,861	3,757,984
Non-current assets
Other financial assets	7 - 11	53,389	58,700	88,090
Other non-financial assets	12	215,695	227,541	212,203
Accounts receivable	7 - 8	4,884	5,381	6,891
Intangible assets other than goodwill	15	1,456,644	1,441,072	1,617,247
Goodwill	16	2,319,106	2,294,072	2,672,550
Property, plant and equipment	17	12,580,143	12,501,809	12,930,652
Current tax assets	18	757	757	17,532
Deferred tax assets	18	278,378	273,529	370,564
Total non-current assets		16,908,996	16,802,861	17,915,729
Total assets		20,329,044	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of June 30, 2019	As of December 31, 2018	As of January 1, 2018
		ThUS$	ThUS$	ThUS$
		Unaudited	Restated	Restated
Current liabilities			Unaudited	Unaudited
Other financial liabilities	7 - 19	2,314,264	1,794,286	1,619,979
Trade and other accounts payables	7 - 20	1,687,751	1,674,303	1,668,612
Accounts payable to related entities	7 - 9	214	382	760
Other provisions	21	4,996	4,794	2,783
Current tax liabilities	18	2,199	3,738	3,511
Other non-financial liabilities	22	2,437,210	2,454,746	2,901,603
Total current liabilities other than (or disposal groups) classified as held for sale		6,446,634	5,932,249	6,197,248
Liabilities included in disposal groups classified as held for sale	13	—	—	15,546
Total current liabilities		6,446,634	5,932,249	6,212,794
Non-current liabilities
Other financial liabilities	7 - 19	8,341,443	8,359,462	9,433,450
Accounts payable	7 - 24	526,634	529,277	559,443
Other provisions	21	307,386	303,495	374,593
Deferred tax liabilities	18	772,884	786,571	877,748
Employee benefits	23	91,099	82,365	101,087
Other non-financial liabilities	22	792,518	644,702	158,305
Total non-current liabilities		10,831,964	10,705,872	11,504,626
Total liabilities		17,278,598	16,638,121	17,717,420
EQUITY
Share capital	25	3,146,265	3,146,265	3,146,265
Retained earnings	25	96,080	218,971	(41,012)
Treasury Shares	25	(178)	(178)	(178)
Other reserves		(211,531)	(4,365)	760,761
Parent’s ownership interest		3,030,636	3,360,693	3,865,836
Non-controlling interest	14	19,810	79,908	90,457
Total equity		3,050,446	3,440,601	3,956,293
Total liabilities and equity		20,329,044	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 6 month period ended June 30,		For the 3 month period ended June 30,
	Note	2019	2018	2019	2018
		ThUS$ Unaudited	ThUS$ Restated Unaudited	ThUS$ Unaudited	ThUS$ Restated Unaudited
Revenue	26	4,720,414	4,870,093	2,288,936	2,256,258
Cost of sales		(3,948,361)	(3,847,586)	(1,926,806)	(1,871,608)
Gross margin		772,053	1,022,507	362,130	384,650
Other income	28	174,811	217,797	81,021	101,096
Distribution costs		(288,319)	(323,106)	(145,459)	(153,423)
Administrative expenses		(329,635)	(386,649)	(167,220)	(184,052)
Other expenses		(206,592)	(207,451)	(90,278)	(95,617)
Other gains/(losses)		1,927	27,675	5,912	31,131
Income from operation activities		124,245	350,773	46,106	83,785
Financial income		12,200	24,927	6,309	12,740
Financial costs	27	(280,245)	(272,526)	(141,799)	(139,171)
Foreign exchange gains/(losses)	29	32,954	(176,953)	24,005	(177,764)
Result of indexation units		94	3,089	(1,817)	655
Income (loss) before taxes		(110,752)	(70,690)	(67,196)	(219,755)
Income (loss) tax expense / benefit	18	(9,274)	(29,331)	3,767	13,882
NET INCOME (LOSS) FOR THE PERIOD		(120,026)	(100,021)	(63,429)	(205,873)
Income (loss) attributable to owners of the parent		(122,891)	(115,581)	(62,817)	(207,750)
Income (loss) attributable to non-controlling interest	14	2,865	15,560	(612)	1,877

Net income (loss) for the year		(120,026)	(100,021)	(63,429)	(205,873)
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	(0.20265)	(0.19060)	(0.10359)	(0.34259)
Diluted earnings (losses) per share (US$)	30	(0.20265)	(0.19060)	(0.10359)	(0.34259)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 6 months period ended June 30,		For the 3 months period ended June 30,
	Note	2019	2018	2019	2018
		ThUS$ Unaudited	ThUS$ Restated Unaudited	ThUS$ Unaudited	ThUS$ Restated Unaudited
NET INCOME (LOSS)		(120,026)	(100,021)	(63,429)	(205,873)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(2,987)	(1,973)	(592)	125
Total other comprehensive income that will not be reclassified to income before taxes		(2,987)	(1,973)	(592)	125
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(33,408)	(518,987)	(13,741)	(495,250)
Other comprehensive income, before taxes, currency translation differences		(33,408)	(518,987)	(13,741)	(495,250)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	35,203	32,509	8,579	15,390
Other comprehensive income (losses), before taxes, cash flow hedges		35,203	32,509	8,579	15,390
Total other comprehensive income that will be reclassified to income before taxes		1,795	(486,478)	(5,162)	(479,860)
Other components of other comprehensive income (loss), before taxes		(1,192)	(488,451)	(5,754)	(479,735)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	806	505	150	(20)
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		806	505	150	(20)
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		167	192	(259)	719
Income taxes related to components of other
comprehensive income that will be reclassified to income		167	192	(259)	719
Total Other comprehensive income		(219)	(487,754)	(5,863)	(479,036)
Total comprehensive income (loss)		(120,245)	(587,775)	(69,292)	(684,909)
Comprehensive income (loss) attributable to owners of the parent		(148,075)	(593,340)	(55,642)	(678,033)
Comprehensive income (loss) attributable to non-controlling interests		27,830	5,565	(13,650)	(6,876)
TOTAL COMPREHENSIVE INCOME (LOSS)		(120,245)	(587,775)	(69,292)	(684,909)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2019 Restated (Unaudited)		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity Comprehensive income Gain (losses)	25	—	—	—	—	—	—	—	—	(122,891)	(122,891)	2,865	(120,026)
Other comprehensive income		—	—	(58,168)	35,164	(2,180)	—		(25,184)	—	(25,184)	24,965	(219)
Total comprehensive income		—	—	(58,168)	35,164	(2,180)	—	—	(25,184)	(122,891)	(148,075)	27,830	(120,245)
Transactions with shareholders Dividens	25	—	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	25-34	—	—	—	—	—	(1,804)	(180,178)	(181,982)	—	(181,982)	(87,928)	(269,910)
Total transactions with shareholders		—	—	—	—	—	(1,804)	(180,178)	(181,982)	—	(181,982)	(87,928)	(269,910)
Closing balance as of June 30, 2019 (Unaudited)		3,146,265	(178)	(2,714,812)	25,831	(17,358)	36,070	2,458,738	(211,531)	96,080	3,030,636	19,810	3,050,446

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2018		3,146,265	(178)	(2,131,591)	18,140	(10,926)	39,481	2,639,780	554,884	475,118	4,176,089	91,147	4,267,236
Increase (decrease) by application of new accounting standards	2 - 25	—	—	205,877	—	—	—	—	205,877	(516,130)	(310,253)	(690)	(310,943)
Initial balance Restated (Unaudited)		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(41,012)	3,865,836	90,457	3,956,293
Total increase (decrease) in equity
Comprehensive income Gain (losses)	25	—	—	—	—	—	—	—	—	(115,581)	(115,581)	15,560	(100,021)
Other comprehensive income		—	—	(509,625)	33,277	(1,411)	—	—	(477,759)	—	(477,759)	(9,995)	(487,754)
Total comprehensive income		—	—	(509,625)	33,277	(1,411)	—	—	(477,759)	(115,581)	(593,340)	5,565	(587,775)
Transactions with shareholders Dividens	25	—	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	25-34	—	—	—	—	—	(1,420)	(235)	(1,655)	(9,549)	(11,204)	(17,506)	(28,710)
Total transactions with shareholders		—	—	—	—	—	(1,420)	(235)	(1,655)	(9,549)	(11,204)	(17,506)	(28,710)
Closing balance as of June 30, 2018 Restated (Unaudited)		3,146,265	(178)	(2,435,339)	51,417	(12,337)	38,061	2,639,545	281,347	(166,142)	3,261,292	78,516	3,339,808

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the 6 month period ended June 30,
	Note	2019	2018
		ThUS$	ThUS$
		Unaudited	Restated Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		5,666,473	4,923,137
Other cash receipts from operating activities		52,441	48,217
Payments for operating activities
Payments to suppliers for goods and services		(3,686,587)	(3,057,890)
Payments to and on behalf of employees		(974,992)	(983,543)
Other payments for operating activities		(152,217)	(127,326)
Income taxes refunded (paid)		(29,750)	(40,145)
Other cash inflows (outflows)	35	(26,071)	(15,745)
Net cash flows from operating activities		849,297	746,705
Cash flows used in investing activities
Cash flows from losses of control of subsidiaries or other businesses		—	40,248
Cash flows used to obtain control of subsidiaries or other businesses		(6)	—
Cash flows used in the purchase of non-controlling interest		(289,582)	—
Other cash receipts from sales of equity or debt instruments of other entities		2,057,987	1,937,709
Other payments to acquire equity or debt instruments of other entities		(2,043,453)	(1,931,759)
Amounts raised from sale of property, plant and equipment		28,702	215,904
Purchases of property, plant and equipment		(406,557)	(277,352)
Purchases of intangible assets		(41,084)	(44,830)
Cash advances and loans granted to third parties		(37,000)	—
Interest received		10,316	5,836
Other cash inflows (outflows)	35	(1,251)	5,757
Net cash flow from (used in) investing activities		(721,928)	(48,487)
Cash flows from (used in) financing activities	35
Amounts raised from long-term loans		1,038,473	382,663
Amounts raised from short-term loans		50,000	205,000
Loans repayments		(617,926)	(960,696)
Payments of lease liabilities		(190,567)	(191,308)
Dividends paid		(55,116)	(63,359)
Interest paid		(255,892)	(275,798)
Other cash inflows (outflows)		(57,827)	(6,890)
Net cash flows from (used in) financing activities		(88,855)	(910,388)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		38,514	(212,170)
Effects of variation in the exchange rate on cash and cash equivalents		(58,808)	(155,945)
Net increase (decrease) in cash and cash equivalents		(20,294)	(368,115)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,081,642	1,142,004
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	1,061,348	773,889

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange (“NYSE”), in the form of American Depositary Receipts (“ADRs”).

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Americo Vespucio Sur No. 901, Renca commune.

As of June 30, 2019 the statutory capital of the Company is represented by 606,874,525 shares, all ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase approved at the extraordinary shareholders meeting of August 18, 2016.

The controller of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., Owns 27.91% of the shares issued by the Company, so it is the controller of the Company in accordance with the provisions of letter b) of Article 97 and Article 99 of the Market Law of Values, taken care of that it influences decisively in the administration of this one.

As of June 30, 2019, the Company had a total of 1,423 shareholders in its registry. At that date, approximately 2.35% of the Company’s property was in the form of ADRs.

For the period ended June 30, 2019, the company had an average of 40,816 employees, ending this period with a total number of 41,018 people, distributed in 6,637 Administration employees, 4,977 in Maintenance, 13,058 in Operations, 9,131 Cabin Crew, 4,301 Cockpit Crew and 2,914 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As June 30, 2019			As December 31, 2018
Tax No.	Company	Country of origin	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
					Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	99.9714	0.0286	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	99.9999	0.0001	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	99.0000	1.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)        As of June 30, 2019, the indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended June 30,
		As of June 30, 2019			As of December 31, 2018			2019	2018
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
					Restated				Restated
		Unaudited			Unaudited			Unaudited
96.518.860-6	Latam Travel Chile S.A. and Subsidary	8,678	2,685	5,993	10,841	3,909	6,932	1,443	1,451
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	662,163	1,431,429	(756,464)	526,017	1,281,800	(751,960)	(95,592)	(86,928)
Foreign	Latam Airlines Perú S.A.	482,767	484,046	(1,279)	419,325	409,221	10,104	(5,807)	(6,169)
93.383.000-4	Lan Cargo S.A.	513,524	288,859	224,665	513,367	336,715	176,652	13,450	13,392
Foreign	Connecta Corporation	36,670	4,764	31,906	66,593	28,183	38,410	10,419	10,419
Foreign	Prime Airport Services Inc. and Subsidary (*)	14,670	16,365	(1,695)	15,817	17,654	(1,837)	1,367	1,367
96.951.280-7	Transporte Aéreo S.A.	330,115	112,157	217,958	331,496	129,233	202,263	(1,664)	(1,836)
96.631.520-2	Fast Air Almacenes de Carga S.A.	17,004	9,455	7,549	17,057	9,614	7,443	119	63
Foreign	Laser Cargo S.R.L.	11	17	(6)	26	13	13	—	—
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	58,429	36,038	15,917	53,326	13,040	40,028	(784)	(784)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (*)	154,776	164,085	(8,568)	181,522	192,059	(9,614)	1,543	1,543
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,427	48	1,379	1,383	50	1,333	(4,728)	(4,728)
96.847.880-K	Technical Trainning LATAM S.A.	1,812	336	1,476	2,879	1,031	1,848	(32)	(32)
Foreign	Latam Finance Limited	678,691	732,359	(53,668)	679,034	756,774	(77,740)	(23,651)	(23,651)
Foreign	Peuco Finance Limited	608,191	608,191	—	608,191	608,191	—	—	—
Foreign	Profesional Airline Services INC.	1,951	2,086	(135)	2,430	1,967	463	(401)	(401)
Foreign	Jarletul S.A.	—	—	—	18	125	(107)	—	—
Foreign	TAM S.A. and Subsidiaries (*)	5,040,470	4,309,048	659,434	4,420,546	3,256,017	1,095,695	(200,988)	(48,163)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

The changes that occurred in the consolidation perimeter between January 1, 2018 and June 30, 2019, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., consequently Lan Pax Group S.A. ownsership is 3.77922% and Lan Cargo S.A. with a 96.22078% share of Laser Cargo SRL.

-	On March 13, 2018, the company Jarletul S.A., was create. The company ownership is 99% of LATAM Airlines Group S.A. and a 1% is from Inversiones Lan S. A.. The company main activity is a Travel Agency.

-	As of December 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 5,319 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, consequently, the indirect participation of LATAM Airlines Group S.A. corresponds to 99.2012%.

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 26.08% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 73.98% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A .; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leasing to be Multiplus S.A.an independent company on May 31, 2019. As a result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally leaving from that moment Latam as a single operating segment within the Group.

(2)	Disposition of companies.

-	On May 7, 2018 LATAM Airlines Group S.A. and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A., sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L., 100% of its shares in the subsidiary Andes Airport Services S.A.

The sale value of Andes Airport Services S.A. it was ThUS$ 39,108

-	On November 30, 2018, Mas Investment Limited, a subsidiary of LATAM Airlines Group S.A., sold to Puente Aéreo Corporación S.A. de C.V. his participation in the companies Air Transportes Mas de Carga S.A. de C.V. and Promotora Aérea Latino Americana S.A. de C.V.

The sale value of this transaction was ThUS$ 29,466.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended June 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated interim financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2018, except for the standards and interpretations adopted as of January 1, 2019.

(a)	Accounting pronouncements with implementation effective from January 1, 2019:

	Date of issue	Effective Date:

(i) Standars and amendments

IFRS 16: Leases.	january 2016	01/01/2019

Amendment to IFRS 9: Financial instruments	october 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	october 2017	01/01/2019

Amendment to IAS 19: Benefits to employees	february 2018	01/01/2019

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	december 2017	01/01/2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	june 2017	01/01/2019

During the reporting period, the Company has recognized the changes, in the consolidated financial statements, as a result of the adoption of IFRS 16 retrospectively; restating the comparative figures, in accordance with the provisions of IAS 8 Accounting policies, changes in accounting estimates and errors.

The Company has modified the initial balances corresponding to January 1, 2018. The disclosures corresponding to the initial application of IFRS 9 and IFRS 15, which also originated changes, have been maintained in the consolidated financial statements.

The impacts of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases are as follows:

Consolidated statement of financial position (extract)

a) As of January 1, 2018:

		As of	Adoption				As of	Adoption		As of
		December 31,	effect				January 1	effect		January 1,
	Note	2017	IFRS 9		IFRS 15		2018	IFRS 16		2018
		ThUS$	THUS$		ThUS$		ThUS$	ThUS$		ThUS$
								Unaudited		Restated
										Unaudited
Current assets
Other non-financial assets, current	12	221,188	—		54,361	(4)	275,549	(30,772	)(9)	244,777
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	—		1,202,945	—		1,202,945

Non-current assets
Other non-financial assets, non current	12	220,807	—		—		220,807	(8,603	)(9)	212,204
Properties, plants and equipment	17	10,065,335	—		—		10,065,335	2,865,317	(9)	12,930,652
Deferred tax assets	18	364,021	89	(2)	6,005	(7)	370,115	449	(10)	370,564

Current liabilities
Other current financial liabilities	7 - 19	1,300,949	—		—		1,300,949	319,030	(11)	1,619,979
Trade and other accounts payables	7 - 20	1,695,202	—		(22,192	)(5)	1,673,010	(4,398	)(9)	1,668,612
Other non-financial liabilities, current	22	2,823,963	—		77,640	(6)	2,901,603	—		2,901,603

Non-current liabilities
Other non current financial liabilities	7-19	6,605,508	—		—		6,605,508	2,827,942	(11)	9,433,450
Accounts payable commercial and other	7 - 24	498,832	—		—		498,832	60,611	(9)	559,443
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148	(75,400	)(10)	877,748
Equity
Equity attributable to the owners of the Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569	(506,581	)(12)	(41,012)
Other reserves	25	554,885	—		—		554,885	205,877	(12)	760,762
Non-controlling interest	14	91,147	—		—		91,147	(690	)(12)	90,457

b) As of December 31, 2018:

		As of	Adoption		As of
		December 31,	effect		December 31,
	Note	2018	IFRS 16		2018
		ThUS$	ThUS$		ThUS$
			Unaudited		Restated
					Unaudited
Current assets
Other non-financial assets, current	12	320,977	(30,501	)(9)	290,476

Non-current assets
Other non-financial assets, non current	12	233,741	(6,200	)(9)	227,541
Properties, plants and equipment	17	9,953,365	2,548,444	(9)	12,501,809
Deferred tax assets	18	273,327	201	(10)	273,528

Current liabilities
Other current financial liabilities	7 - 19	1,430,789	363,497	(11)	1,794,286

Non-current liabilities
Other non current financial liabilities	7-19	5,864,910	2,494,552	(11)	8,359,462
Accounts payable commercial and other	7 - 24	483,656	45,621	(10)	529,277
Deferred tax liability	18	872,121	(85,550	)(9)	786,571
Equity
Equity attributable to the owners of the Accumulated earnings	25	597,675	(378,705	)(12)	218,970
Other reserves	25	(76,926)	72,561	(12)	(4,365)
Non-controlling interest	14	79,940	(32	)(12)	79,908

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate porcentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

As of January 1, 2018, the calculation of the impairment losses provision are as follows:

	Portfolio maturity
			Up to	Up to	More than
		Up to	91 to	181 to	360
	Up to date	90 days	180 days	360 days	days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Expected loss rate	1%	21%	46%	67%	94%	8%
Gross book value	1,046,909	36,241	12,001	14,623	66,022	1,175,796
Impairment provision	(13,570)	(7,774)	(5,499)	(9,803)	(61,787)	(98,433)

(2) Deferred tax adjustments originated by the application of IFRS 9.

(3) Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition.

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9

				Initial
Assets	Loans	Hedge	Held	as fair value		At fair value
	and	and	for	through profit	Cost	with changes
	receivables	derivatives	traiding	and loss	amortized	in results	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	—	—	3,013,536

Cash and cash equivalents	(1,112,346)	—	—	(29,658)	1,112,346	29,658	—
Other financial assets, current	(23,918)	—	(1,421)	(472,232)	23,918	473,653	—
Trade debtors and other accounts receivable, current	(1,214,050)	—	—	—	1,214,050	—	—
Accounts receivable from entities related, current	(2,582)	—	—	—	2,582	—	—
Other financial assets, non-current	(87,077)	—	(494)	—	87,077	494	—
Accounts receivable, non-current	(6,891)	—	—	—	6,891	—	—

Balance as of January 1, 2018	—	62,867	—	—	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
Liabilities	Others	Held
	financial	hedge	Cost
	liabilities	derivatives	amortized	Total

	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	10,086,434	14,817	—	10,101,251

Other current financial liabilities	(1,288,749)	—	1,288,749	—
Trade accounts payable and other accounts payable, current	(1,695,202)	—	1,695,202	—
Accounts payable to related entities, current	(760)	—	760	—
Other financial liabilities, not current	(6,602,891)	—	6,602,891	—
Accounts payable, not current	(498,832)	—	498,832	—
Balance as of January 1, 2018 (*)	—	14,817	10,086,434	10,101,251

(*) Balances as of January 1, 2018 do not contain the re-expression effects originated by IFRS 16.

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to: the commissions charged by the credit card administrators for US$ 22.0 million and the air ticket booking services through the system general distribution (GDS) for US$ 15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$ 16.8 million, which previously were presented, according IAS 18, net of the liability to fly in other non-financial liabilities.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler’s checks for US $ 6.6 million.

(6) Performance Obligations: The Company analyzed the moment in which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redeem of some products associated with loyalty programs for US$ 60.8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16.8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of these services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

- Effects of adopting IFRS 16

(9) Company recognized under Property, plant and equipment right of use assets for US $ 2,865.3 million as of January 1, 2018 and US $ 2,548.4 as of December 31, 2018, associated with contracts that meet the definition of lease (note 2.21 & 17).

The Company decrease other financial assets related to advance payments for leases for US $ 39.4 million as of January 1, 2018 and US $ 36.7 as of December 31, 2018, since with the application of the standard these amounts are considered in the initial measurement of the right of use asset.

The Company increased the cost of restoration associated with the return of aircraft and engines for US $ 56.2 million as of January 1, 2018 and US $ 45.6 million as of December 31, 2018. With the application of the standard, the net present value of this cost was included in the asset for right of use and its counterpart in the line of accounts payable, current or non-current, depending on the return date of the aircraft or engines.

(10) Deferred taxes: adjustments originated by the application of IFRS 16.

(11) Lease liabilities: The Company recognized within the Other financial liabilities for lease for US $ 3,147.0 million as of January 1, 2018 and US $ 2,858.0 million as of December 31, 2018, associated with contracts that meet the definition of lease (note 2.21 & 19).

(12) The effect of the recognition of the leases under IFRS 16 generated a decrease in retained earnings of US $ 506.6 million as of January 1, 2018 (US $ 378.7 million as of December 31, 2018). The increase in Other reserves of US $ 205.9 million as of January 1, 2018 (decrease of US $72,5 million as of December 31, 2018), was caused by the Cumulative translation adjustment of those subsidiaries with functional currencies other than the US dollar. The application of IFRS 16 also affected non-controlling interests.

The effects of the changes recognized in the application of IFRS 15 and IFRS 16 as of June 30, 2018 are presented in the consolidated income statement:

		For the six months ended june 30, 2018

Reconciliation Revenue					Adjustments for reconciliation

		Results	Adoption	Results		Deferred		Results
		under	Effect	under	Contract	revenues		under
	Nota	IFRS 15	IFRS16	IFRS 15	costs (4)	recognition [(5), (6)]	Reclassifications	IAS 18

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Published		Restated
				IFRS 16
		Unaudited

Revenue	26	4,870,093	—	4,870,093	—	25,620	714	4,896,427
Cost of sales		(3,939,523)	91,937	(3,847,586)	—	(20,937)	—	(3,868,523)
Gross margin		930,570	91,937	1,022,507	—	4,683	714	1,027,904

Otther income	28	217,797	—	217,797	—	—	34,247	252,044
Distribution costs		(325,022)	1,916	(323,106)	441	—	(7,117)	(329,782)
Administrative expenses		(379,043)	(7,606)	(386,649)	5,391	—	(27,844)	(409,102)
Other expenses		(209,286)	1,835	(207,451)	—	—	—	(207,451)
Other gains (losses)		27,675	—	27,675	—	—	—	27,675
Income from operation activities		262,691	88,082	350,773	5,832	4,683	—	361,288

Financial income		24,927	—	24,927	—	—	—	24,927
Financial costs	27	(177,469)	(95,057)	(272,526)	—	—	—	(272,526)
Foreing exchange gains (losses)	29	(78,072)	(98,881)	(176,953)	—	—	—	(176,953)
Result of indexation units		3,089	—	3,089	—	—	—	3,089
Income (loss) before taxes		35,166	(105,856)	(70,690)	5,832	4,683	—	(60,175)
Income (loss) tax expense / benefit	18	(39,271)	9,940	(29,331)	(1,663)	(2,665)	—	(33,659)

NET INCOME (LOSS) FOR THE PERIOD		(4,105)	(95,916)	(100,021)	4,169	2,018	—	(93,834)

Income (loss) atributable to owners of the parent		(19,665)	(95,916)	(115,581)	4,169	2,018	—	(109,394)
Income (loss) atributable to non- controlling interest	14	15,560	—	15,560	—	—	—	15,560

Net income (loss) for the period		(4,105)	(95,916)	(100,021)	4,169	2,018	—	(93,834)

		For the three months ended june 30, 2018

Reconciliation Revenue					Adjustments for reconciliation

		Results	Adoption	Results		Deferred		Results
		under	Effect	under	Contract	revenues		under
	Nota	IFRS 15	IFRS16	IFRS 15	costs (4)	recognition [(5), (6)]	Reclassifications	IAS 18

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Published		Restated
				IFRS 16
		Unaudited

Revenue	26	2,256,258	—	2,256,258	—	(4,653)	(4,116)	2,247,489
Cost of sales		(1,919,940)	48,332	(1,871,608)	—	(10,205)	—	(1,881,813)
Gross margin		336,318	48,332	384,650	—	(14,858)	(4,116)	365,676

Otther income	28	101,096	—	101,096	—	—	15,473	116,569
Distribution costs		(154,387)	964	(153,423)	(523)	—	(2,419)	(156,365)
Administrative expenses		(180,028)	(4,024)	(184,052)	2,010	—	(8,938)	(190,980)
Other expenses		(96,519)	902	(95,617)	—	—	—	(95,617)
Other gains (losses)		31,131	—	31,131	—	—	—	31,131
Income from operation activities		37,611	46,174	83,785	1,487	(14,858)	—	70,414

Financial income		12,740	—	12,740	—	—	—	12,740
Financial costs	27	(91,252)	(47,919)	(139,171)	—	—	—	(139,171)
Foreing exchange gains (losses)	29	(78,883)	(98,357)	(177,240)	—	—	—	(177,240)
Result of indexation units		655	—	655	—	—	—	655
Income (loss) before taxes		(119,129)	(100,102)	(219,231)	1,487	(14,858)	—	(232,602)
Income (loss) tax expense / benefit	18	7,452	5,906	13,358	(423)	3,342	—	16,277

NET INCOME (LOSS) FOR THE PERIOD		(111,677)	(94,196)	(205,873)	1,064	(11,516)	—	(216,325)

Income (loss) atributable to owners of the parent		(113,554)	(94,196)	(207,750)	1,064	(11,516)	—	(218,202)
Income (loss) atributable to non- controlling interest	14	1,877	—	1,877	—	—	—	1,877

Net income (loss) for the period		(111,677)	(94,196)	(205,873)	1,064	(11,516)	—	(216,325)

In the income statement, with the implementation of the IFRS16 standard, restated were made in the following lines:

-	Cost of sale, distribution costs, administrative expenses: net effect of derecognized of rental cost and recognition of the depreciation of the right of use.

-	Financial Costs: interest expense corresponding to the lease liability.

(b)       Accounting pronouncements not yet in force for financial years beginning on January 1, 2019 and which has not been effected early adoption

(i) Standars and amendments	Date of issue	Effective Date
IFRS 17: Insurance contracts	May 2017	January 1, 2021
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined
Amendment to IFRS 3: Business combination	October 2018	January 1, 2020
Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020

The Company’s management believes that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the consolidated financial statements of the Company in the exercise of its first application.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)           Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)          The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)         All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A, program that is part of TAM Linhas Aereas S.A. (See Note 1).

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a) Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b) Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39 for hedge accounting and IFRS 9 for derivatives not qualify as hedge accounting, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a) Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b) Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c) Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the corresponding service is provided. These assets are included under Other non-financial assets in the Consolidated Classified Statement of Financial Position.

(d) Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, whose objective is loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well as using the services of the associated entities.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the exchange is made through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

The calculation of the deferred income by loyalty programs at the end of the period corresponds to the valuation of the miles and points awarded to the holders of the loyalty programs, pending use, weighted by the probability of their exchange.

The miles and points that the Company estimates will not be exchanged, the proportionally associated value is recognized during the period in which it is expected that the remaining miles and points will be exchanged. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections.

(e) Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, Plants and equipment (See Note 17).

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in sustance fixed payment.

-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonadly certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current (See Note 19).

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interes is presented in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively in cash flows use in financing activities.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers,

(b) Due to the contractual conditions, it is virtually certain that the company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continue to be presented within the “other financial liabilities” described in note 19. On the other hand, aircraft are presented in Property, Plants and Equipment as described in note 17, as “own aircrafts”.

The Group qualifies as sale and leaseback transactions, operations which lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no repurchase option on the goods at the end of the lease term.

If the sale by the vendor-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognised, and a right-of-use asset equal to the portion proportionally withhold from the amount of the asset is recognized.

If the sale by the seller-lessee is not qualified as a sale in accordance with IFRS 15, the assets transferred are maintained in the financial statements and a financial liability is recognized equal to the sale price (received from the buyer-lessor).

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipament, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended June 30, 2019, the Company recognized gains of US$ 13.2 million for fuel coverage net of premium. During the same period of 2018, the Company recognized gains of US$ 16.9 million for the same concept.

As of June 30, 2019, the market value of fuel positions amounted to US$ 15.2 million (positive). At the end of December 2018, this market value was US$ 15.8 million (negative).

The following tables show the level of hedge for different periods:

Positions as of June 30, 2019 (*)	Maturities
	Q319	Q419	Q120	Q220	Total
Percentage of coverage over the expected volume of consumption	60%	53%	28%	5%	36%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2018 (*)	Maturities
	Q119	Q219	Q319	Q419	Total
Percentage of coverage over the expected volume of consumption	66%	58%	40%	15%	45%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the second quarter of 2020.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of June 2019 and the end of December, 2018.

	Positions as of June 30, 2019	Positions as of December 31, 2018
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+13.3	+7.4
-5	- 12.5	- 5.5

Given the structure of fuel coverage during 2019, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 64.3 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 61.2 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2019, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of June 30, 2019, the market value of FX derivative positions amounted to US $ 0.1 million (negative). At the end of December 2018, the Company did not maintain derivatives of current FX hedges.

During the period ended June 30, 2019, the Company did not recognize results due to FX coverage. During the same period of 2018, the company recognized gains of US$ 7.0 million.

As of June 30, 2019, the Company has contracted FX derivatives for US $ 21 million for BRL. At the end of December 2018, the Company did not maintain current FX derivatives.

During 2018 the company contracted FX derivatives which were not registered under hedge accounting. As of June 30, 2019, the amount recognized in results amounts to US $ 6.2 million (negative) net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection period was defined until the end of the last coverage contract in force, with the last business day of the third quarter of the year 2019:

Appreciation (depreciation)	Effect at June 30, 2019 Millions of US$	Effect at June 30, 2018
of R$	Unaudited	Millions of US$

-10%	-1,0	—
+10%	+1,2	—

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

During 2018 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same year for a notional UF 8.7 million and UF 5.0 million, respectively. As of June 30, 2019, the market value of the currency swaps derivative positions amounted to US $ 35.1 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at June 30, 2019	Effect at June 30, 2018
of R$/US$(*)	Millions of US$	Millions of US$

-10%	+89.9	+37.2
+10%	- 89.9	-37.2

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at June 30, 2019	Effect at December 31, 2018
of R$/US$	Millions of US$	Millions of US$

-10%	+327.61	+384.73
+10%	-268.05	-314.78

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (60% at December 31, 2018) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of June 30, 2019, the market value of the derivative positions of interest rates amounted to US $ 1.3 million (negative). At the end of December 2018, this market value was US $ 2.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of June 30, 2019	Positions as of June 30, 2018
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-28.27	-29.17
-100 basis points	+28.27	+29.17

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of June 30, 2019	Positions as of December 31, 2018
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+0.29	+0.70
-100 basis points	-0.29	-0.71

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the Company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At June 30, 2019 is US$ 1,252 million (US$ 1,404 million at December 31, 2018), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of June 30, 2019, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US$ 600 million (US$ 600 million as of December 31, 2018) subject to availability of collateral.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2019 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	115,081	—	—	—	—	115,081	113,000	At Expiration	3.66	3.66
97.032.000-8	BBVA	Chile	UF	—	53,490	—	—	—	53,490	52,600	At Expiration	2.50	1.70
97.036.000-K	BANCO DO BRASIL	Chile	US$	201,751	—	—	—	—	201,751	200,000	At Expiration	3.50	3.50
97.003.000-K	HSBC	Chile	US$	12,096	—	—	—	—	12,096	12,000	At Expiration	3.15	3.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,899	17,403	5,705	—	—	29,007	28,284	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	—	7,756	—	—	—	7,756	7,500	Semiannual	6.31	6.31
97.036.000-K	SANTANDER	Chile	US$	2,129	5,670	193,235	—	—	201,034	189,622	Quarterly	4.21	5.04
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	529	1,586	70,859	—	—	72,974	68,216	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	23,333	605,375	180,250	880,250	684,000	2,373,208	1,800,000	At Expiration	7.33	7.02
97.030.000-7	ESTADO	Chile	UF	—	26,995	232,748	35,220	457,716	752,679	562,985	At Expiration	4.81	4.81

Guaranteed obligations

0-E	MUFG	U.S.A.	US$	—	72,499	—	—	—	72,499	71,070	Quarterly	4.02	4.02
0-E	BNP PARIBAS	U.S.A.	US$	14,790	61,710	151,694	144,670	218,422	591,286	484,956	Quarterly	4.36	4.35
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	32,101	95,200	245,781	264,438	473,638	1,111,158	910,189	Quarterly	4.46	4.46
0-E	CITIBANK	U.S.A.	US$	7,468	22,369	59,560	56,110	53,703	199,210	180,921	Quarterly	3.83	2.79
0-E	NATIXIS	France	US$	13,753	40,997	106,499	88,018	102,034	351,301	303,920	Quarterly	4.36	4.36
0-E	INVESTEC	England	US$	2,052	11,821	27,520	18,541	—	59,934	49,125	Semiannual	6.88	6.88

Otras obligaciones garantizadas

0-E	CREDIT AGRICOLE	France	US$	2,793	8,441	267,505	—	—	278,739	253,692	At Expiration	4.33	4.33
0-E	DVB BANK SE	Germany	US$	27,354	80,829	238,457	50,765	10,122	407,527	375,169	Quarterly	3.98	3.98

Other guaranteed obligations

0-E	ING	U.S.A.	US$	4,025	12,075	4,083	—	—	20,183	19,409	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	6,972	17,024	16,056	691	—	40,743	39,522	Quarterly	3.61	3.02
0-E	CITIBANK	U.S.A.	US$	18,015	53,694	116,166	32,707	—	220,582	208,483	Quarterly	3.91	3.35
0-E	PEFCO	U.S.A.	US$	3,881	7,779	—	—	—	11,660	11,348	Quarterly	5.65	5.02
0-E	BNP PARIBAS	U.S.A.	US$	14,513	19,223	11,037	—	—	44,773	43,616	Quarterly	3.95	3.64
0-E	WELLS FARGO	U.S.A.	US$	35,416	106,011	272,858	226,283	50,674	691,242	655,835	Quarterly	2.77	2.08
97.036.000-K	SANTANDER	Chile	US$	6,282	18,653	49,251	14,447	—	88,633	83,842	Quarterly	3.60	3.06
0-E	RRPF ENGINE	England	US$	1,160	3,456	9,036	8,754	2,709	25,115	21,344	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,709	5,060	13,409	10,734	—	30,912	28,644	Quarterly	3.97	3.38
0-E	BTMU	U.S.A.	US$	3,452	10,250	27,136	20,929	—	61,767	57,295	Quarterly	3.89	3.29
0-E	NATIXIS	France	US$	3,758	2,295	3,877	—	—	9,930	9,500	Quarterly	4.38	4.25
0-E	KFW IPEX-BANK	Germany	US$	1,816	5,428	1,804	—	—	9,048	8,802	Quarterly	4.15	4.15
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,052	6,135	3,709	—	—	11,896	11,571	Monthly	4.02	4.02
0-E	US BANK	U.S.A.	US$	18,372	54,986	145,705	144,319	50,130	413,512	380,584	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,611	7,990	23,687	—	—	34,288	32,935	Monthly	4.10	4.10

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,245	78,119	52,067	—	—	155,431	149,727	Monthly	6.00	6.00

	Total			610,408	1,520,319	2,529,694	1,996,876	2,103,148	8,760,445	7,425,706

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2019 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Holland	US$	174	499	1,055	—	—	1,728	1,574	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,167	8,074	84,609	—	—	96,850	91,094	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	836	2,485	5,497	—	—	8,818	7,768	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,436	31,214	141,330	—	—	183,980	189,269	Quarterly	5.39	5.39
0-E	GA Telesis LLC	U.S.A.	US$	584	1,753	4,675	4,675	11,649	23,336	14,102	Monthly	14.72	14.72
	Total			17,197	44,025	237,166	4,675	11,649	314,712	303,807

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2019 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	139,399	400,794	951,830	798,541	1,269,096	3,559,660	3,559,660	Monthly/Quarterly	—	—
-	OTHER ASSETS	OTHERS	US$	3,693	8,753	18,154	16,210	16,998	63,808	63,808	Monthly	—	—
			CLP	57	59	—	—	—	116	116	Monthly	—	—
			UF	130	200	186	—	—	516	516	Monthly	—	—
			COP	19	22	38	11	—	90	90	Monthly	—	—
			EUR	140	156	163	—	—	459	459	Monthly	—	—
			GBP	45	78	—	—	—	123	123	Monthly	—	—
			MXN	31	91	241	70	—	433	433	Monthly	—	—
			PEN	138	250	10	—	—	398	398	Monthly	—	—
			Other currencies	2,742	4,400	7,916	43,990	—	59,048	59,048	Monthly	—	—
Trade and other accounts payables

-	OTHERS	OTHERS	US$	—	—	—	—	—	—	—	—	—	—
			CLP	—	—	—	—	—	—	—	—	—	—
			BRL	—	—	—	—	—	—	—	—	—	—
			Other currencies	—	—	—	—	—	—	—	—	—	—
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	210	—	—	—	—	210	210	—	—	—
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	4	—	—	—	—	4	4	—	—	—

	Total			146,608	414,803	978,538	858,822	1,286,094	3,684,865	3,684,865

	Total consolidated			774,213	1,979,147	3,745,398	2,860,373	3,400,891	12,760,022	11,414,378

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,625	76,275	—	—	—	114,900	113,000	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	—	52,490	—	—	—	52,490	50,785	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,070	—	—	—	—	23,070	23,000	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	201,884	—	—	—	—	201,884	200,000	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,094	—	—	—	—	12,094	12,000	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,778	17,086	16,662	—	—	39,526	38,231	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	—	15,766	—	—	—	15,766	15,000	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	1,347	587	102,521	—	—	104,455	102,521	Quarterly	5.60	5.60
76.362.099-9	BTG	Chile	UF	510	1,531	69,435	—	—	71,476	65,862	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	—	84,375	614,375	96,250	724,063	1,519,063	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	18,985	37,970	196,970	213,114	467,039	345,182	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	743	2,201	5,718	2,086	—	10,748	10,080	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	14,741	61,973	152,826	145,252	250,387	625,179	511,698	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,336	96,304	248,720	289,251	509,168	1,174,779	952,758	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	12,757	38,398	102,062	77,710	65,232	296,159	269,365	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	18,406	55,112	146,045	144,670	86,076	450,309	411,684	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	14,027	42,132	111,528	92,228	124,910	384,825	324,524	Quarterly	4.69	4.69
0-E	PK AirFinance	U.S.A.	US$	2,490	7,663	25,610	3,153	—	38,916	37,615	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	2,004	11,579	26,874	24,367	—	64,824	54,014	Semiannual	7.17	7.17

Otras obligaciones garantizadas

0-E	CREDIT AGRICOLE	France	US$	2,576	8,380	273,122	—	—	284,078	253,692	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	28,087	83,260	213,177	122,674	20,274	467,472	422,065	Quarterly	4.42	4.42

Other guaranteed obligations

0-E	ING	U.S.A.	US$	4,025	12,075	12,134	—	—	28,234	26,831	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	7,618	21,994	27,811	1,684	—	59,107	56,403	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	14,870	44,570	83,389	42,178	—	185,007	172,158	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,771	13,541	3,899	—	—	23,211	22,407	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	8,467	25,214	26,933	1,641	—	62,255	59,567	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	35,458	106,397	282,923	239,168	99,232	763,178	719,338	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	6,340	19,025	49,945	26,779	—	102,089	95,022	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	1,167	3,480	9,103	8,826	4,870	27,446	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,711	5,175	13,640	13,394	760	34,680	31,544	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	3,489	10,485	27,605	27,062	775	69,416	63,189	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	4,242	9,870	9,815	563	—	24,490	23,161	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,764	5,328	5,378	—	—	12,470	12,215	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,074	6,197	7,840	—	—	16,111	15,417	Monthly	4.19	4.19
												—
Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,705	77,703	103,341	—	—	206,749	196,211	Quarterly	6.00	6.00
0-E	Boeing	U.S.A.	US$	559	1,425	55,728	—	—	57,712	55,727	At Expiration	4.01	4.01

Hedge derivative

-	OTHERS	—	US$	1,224	2,484	681	—	—	4,389	4,021	-	—	—

	Total			534,959	1,039,060	2,866,810	1,555,906	2,098,861	8,095,596	6,989,299

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDS CHE
	NCM	Holland	US$	175	499	1,332	55	—	2,061	1,851	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,195	7,935	46,780	41,872	—	100,782	95,789	Quarterly / Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	839	2,433	6,542	—	—	9,814	9,226	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,536	32,312	161,778	—	—	205,626	208,224	Quarterly	5.88	5.82
0-E	GA Telesis LLC	U.S.A.	US$	680	1,753	4,675	4,675	11,318	23,101	13,202	Monthly	15.62	15.62
	Total			17,425	44,932	221,107	46,602	11,318	341,384	328,292

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Leases Liability
-	AIRCRAFT	OTHERS	US$	140,780	420,561	1,015,495	785,417	1,298,585	3,660,838	2,721,352	—	—	—
-	OTHER ASSETS	OTHERS	US$	4,968	14,536	25,689	20,029	21,138	86,360	86,360	—	—	—
			CLP	57	170	1	—	—	228	228	—	—	—
			UF	1,683	2,565	667	34	—	4,949	4,949	—	—	—
			COP	304	731	366	21	—	1,422	1,422	—	—	—
			EUR	311	431	215	—	—	957	957	—	—	—
			GBP	45	128	36	—	—	209	209	—	—	—
			MXN	33	92	235	115	—	475	475	—	—	—
			PEN	183	409	114	—	—	706	706	—	—	—

Trade and other accounts payables

-	OTHERS	OTHERS	US$	720,718	9,979	—	—	—	730,697	730,697	—	—	—
			CLP	74,566	16,493	—	—	—	91,059	91,059	—	—	—
			BRL	309,552	66	—	—	—	309,618	309,618	—	—	—
			Other currencies	252,116	3,406	—	—	—	255,522	255,522	—	—	—
Accounts payable to related parties currents
Foreing	Inversora Aeronáutica Argentina S.A.	Argentina	ARS	15	—	—	—	—	15	15	—	—	—
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	365	—	—	—	—	365	365	—	—	—
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	2	—	—	—	—	2	2	—	—	—

	Total			1,505,698	469,567	1,042,818	805,616	1,319,723	5,143,422	4,203,936

	Total consolidated			2,058,082	1,553,559	4,130,735	2,408,124	3,429,902	13,580,402	11,521,527

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2018, the Company had delivered US$ 5.0 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of June 30, 2019, US$ 2.5 million were delivered in guarantees corresponding to cash and standby letters of credit. The decrease was due to: i) the expiration of hedge contracts, ii) acquisition of new fuel contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of June 30, 2019 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with positive outlook by Fitch Ratings and a Ba3 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At June 30, 2019, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of June 30, 2019				As of December 31, 2018

		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	(Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	197,677	197,677	—	—	43,653	43,653	—	—
Short-term mutual funds	197,677	197,677	—	—	43,653	43,653	—	—

Other financial assets, current	375,294	320,081	55,213	—	366,573	343,218	23,355	—
Fair value interest rate derivatives	19,860	—	19,860	—	19,460	—	19,460	—
Fair value of fuel derivatives	17,509	—	17,509	—	—	—	—	—
Fair value of foreign currency derivative	17,844	—	17,844	—	3,895	—	3,895	—
Derivative not recognized as a hedge	—	—	—	—	19,396	19,396	—	—
Private investment funds	320,048	320,048	—	—	322,428	322,428	—	—
Domestic and foreign bonds	33	33	—	—	1,394	1,394	—	—

Liabilities

Other financial liabilities, current	5,387	—	5,387	—	33,633	7,712	25,921	—
Fair value of interest rate derivatives	2,836	—	2,836	—	335	—	335	—
Fair value of fuel derivatives	1,497	—	1,497	—	15,678	—	15,678	—
Fair value of foreign currency derivatives	51	—	51	—	7,587	—	7,587	—
Interest accrued since the last payment date of Currency Swap	1,003	—	1,003	—	2,321	—	2,321	—
Derivative not recognized as a hedge	—	—	—	—	7,712	7,712	—	—

Other financial liabilities, non current	171	—	171	—	340	—	340	—

Interest accrued since the last date of Swap interest rates	171	—	171	—	340	—	340	—

Additionally, at June 30, 2019, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2019		As of December 31, 2018
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	863,671	863,671	1,037,989	1,037,989
Cash on hand	7,181	7,181	8,974	8,974
Bank balance	342,630	342,630	331,218	331,218
Overnight	337,701	337,701	282,164	282,164
Time deposits	176,159	176,159	415,633	415,633
Other financial assets, current	21,458	21,458	17,411	17,411
Other financial assets	21,458	21,458	17,411	17,411
Trade debtors, other accounts receivable and Current accounts receivable	1,199,542	1,199,542	1,162,582	1,162,582
Accounts receivable from entities related, current	6,849	6,849	2,931	2,931
Other financial assets, not current	53,390	53,390	58,700	58,700
Accounts receivable, non-current	4,884	4,884	5,381	5,381

Other current financial liabilities	1,918,191	2,138,637	1,397,156	1,578,835
Accounts payable for trade and other accounts payable, current	1,766,337	1,766,337	1,674,303	1,674,303
Accounts payable to entities related, current	363	363	382	382
Other financial liabilities, not current	5,798,524	6,143,022	5,864,570	5,893,387
Accounts payable, not current	529,277	529,277	483,656	483,656

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically these estimates refer to:

(a) Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of June 30, 2019, goodwill amount to ThUS$ 2,319,106 (ThUS$ 2,294,072 as of December 31, 2018), while the intangible assets comprise the Airport Slots for ThUS$ 837,763 (ThUS$ 828,969 as of December 31, 2018) and Loyalty Program for ThUS$ 277,470 (ThUS$ 274,420 as of December 31, 2018).

The Company checks at least once a year if goodwill and intangible assets of indefinite useful life have suffered any impairment loss. For this evaluation, the Company had identified two cash generating units (CGU), “Air transport” and “Multiplus coalition and loyalty program”, until December 31, 2018, the book value of the capital gain assigned to each CGU, amounted to ThUS $ 1,845,136 and ThUS $ 448,936, respectively. After the merger of Multiplus (see Note 1), administrator of the Multiplus coalition and loyalty program, the Company has determined the existence of the only CGU corresponding to Air Transport; As of June 30, 2019, the total of the Goodwill for ThUS $ 2,319,106, is assigned to the Air Transport CGU. The classification of intangible assets of indefinite useful life in the CGUs, before and after the merger of Multiplus S.A. is the next:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	June 30	December 31,	June 30	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport Slots	837,763	828,969	—	—
Loyalty program	277,470	—	—	274,420

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)        Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)	Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of June 30, 2019, the Company has recognized deferred tax assets of ThUS$ 278,378 (ThUS$ 273,529 as of December 31, 2018) and has ceased to recognize deferred tax assets on tax losses of ThUS$ 239,601 (ThUS$ 137,761 December 31, 2018) (Note 18).

(d)	Air tickets sold that will not be finally used.

The Company records the advance sale of air tickets as deferred revenue. Revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired due to non-use. The Company evaluates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of air tickets. A change in this probability could have an impact on ordinary income in the year in which the change occurs and in future periods. As of June 30, 2019, deferred revenues associated with air tickets sold amounted to ThUS$ 1,369,452 (ThUS$ 1,299,304 as of December 31, 2018). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of June 30, 2019, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS$ 1,451,934 (ThUS$ 1,324,635 as of December 31, 2018). A hypothetical change of one percentage point in the exchange probability would result in an impact of ThUS$ 29,584 on the results of 2019 (ThUS $ 27,726 in 2018). The deferred revenues associated with the LATAM Fidelidade and Multiplus loyalty programs amount to ThUS$ 284,619 as of June 30, 2019 (ThUS$ 293,831 as of December 31, 2018). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact of ThUS$ 6,755 on the results of 2019 (ThUS$ 13,140 in 2018).

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: The Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate induced by the contractual elements and residual market values. The implied rate of the contract is the discount rate that gives the aggregated present value of the minimum lease payments and the unguaranteed residual value. This present value should be equal to the sum of the fair value of the leased asset and any initial direct costs of the lessor.

For those lease other than aircraft, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. We give consideration to our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A 100 basis point decrease in our estimate of the rate at January 1, 2019 (the date of our adoption of the New Lease Standard) would increase our lease liability by approximately US$ 105 million.

(ii)	Lease term

In determining the lease term, there are considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company considers that it has two operating segments: air transport and the Multiplus loyalty and coalition program.

The air transport segment corresponds to the route network for air transport and is based on the way in which the business is managed according to the centralized nature of its operations, the ability to open and close routes, as well as reallocating resources (aircraft, crew, personnel, etc.) within the network, which implies a functional interrelation between them, making them inseparable. This segment definition is one of the most common at the level of the airline industry worldwide.

The Multiplus Coalition and Loyalty Program segment, unlike the LATAM Pass and LATAM Fidelidade programs, which are frequent flyer programs that operate as a unilateral loyalty system, offers a flexible, interrelated coalition system among its members, which has 22,9 million members, together with being an entity with a separate administration and a business not directly related to air transport.

As indicated in the scope of consolidation of Note 1, the company Multiplus S.A. Administrator of the Coalition and Loyalty Program Multiplus merged with TAM Linhas Aereas S.A., ceasing to be an entity with independent administration. The Multiplus Coalition and Loyalty Program, which was defined as an operating segment, due to this independent administration, becomes part of the Air Transport segment, together with the LATAM Pass and LATAM loyalty programs. Due to the foregoing as of June 2019, the Company has only one operating segment.

For the 6 months ended

	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
Income from ordinary activities from external customers (*)	4,720,414	4,859,720	—	37,584	—	(27,211)	4,720,414	4,870,093
Passenger	4,187,657	4,264,197	—	37,584	—	(27,211)	4,187,657	4,274,570
Freight	532,757	595,523	—	—	—	—	532,757	595,523
Income from ordinary activities from transactions with other operating segments	—	—	—	—	—	—	—	—
Other operating income	174,811	157,029	—	60,768	—	—	174,811	217,797
Interest income	12,200	7,745	—	17,182		—	12,200	24,927
Interest expense	(280,245)	(272,526)	—	—		—	(280,245)	(272,526)
Total net interest expense	(268,045)	(264,781)	—	17,182	—	—	(268,045)	(247,599)
Depreciation and amortization	(703,373)	(682,788)	—	(3,535)	—	—	(703,373)	(686,323)
Material non-cash items other than depreciation and amortization	956	(92,748)	—	2	—	—	956	(92,746)
Disposal of fixed assets and inventory losses	(18,180)	(12,144)	—	—	—	—	(18,180)	(12,144)
Doubtful accounts	(13,912)	(5,619)	—	—	—	—	(13,912)	(5,619)
Exchange differences	32,954	(176,955)	—	2	—	—	32,954	(176,953)
Result of indexation units	94	3,089	—	—	—	—	94	3,089
Income (loss) atributable to owners of the parents (**)	(122,891)	(176,491)	—	60,910	—	—	(122,891)	(115,581)
Expenses for income tax	(9,274)	(4,037)	—	(25,294)	—	—	(9,274)	(29,331)
Segment profit / (loss)	(120,026)	(160,931)	—	60,910	—	—	(120,026)	(100,021)
Assets of segment	20,329,044	16,171,590	—	1,229,838	—	(9,298)	20,329,044	17,392,130
Segment liabilities	17,278,598	13,227,761	—	543,612	—	(34,846)	17,278,598	13,736,527
Amount of non-current asset additions	479,901	308,059	—	—	—	—	479,901	308,059
Property, plant and equipment	438,917	263,552	—	—	—	—	438,917	263,552
Intangibles other than goodwill	40,984	44,507	—	—	—	—	40,984	44,507
Purchase of non-monetary assets of segment	365,473	322,182	—	—	—	—	365,473	322,182

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

(**) The result of the Company includes a net result of ThUS$ 780 resulting from the application of IAS 21 and IAS 29, for the subsidiaries that are in hyperinflationary economies.

For the 6 months ended

	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
Net cash flows from
Purchases of property, plant and equipment	406,557	277,352	—	—	—	—	406,557	277,352
Additions associated with maintenance	266,767	171,363	—	—	—	—	266,767	171,363
Other additions	139,790	105,989	—	—	—	—	139,790	105,989

Purchases of intangible assets (***)	41,084	41,323	—	3,507	—	—	41,084	44,830

Net cash flows from (used in) operating activities	849,297	398,052	—	60,444	—	2,554	849,297	461,050
Net cash flow from (used in) investing activities	(721,928)	(45,578)	—	(2,909)	—	—	(721,928)	(48,487)
Net cash flows from (used in) financing activities	(88,855)	(564,384)	—	(60,349)	—	—	(88,855)	(624,733)

(***) The Company does not have cash flows from purchases of intangible assets associated with maintenance.

For the 3 months ended

	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
Income from ordinary activities from external customers (*)	2,288,936	2,245,885	—	37,584	—	(27,211)	2,288,936	2,256,258
Passenger	2,019,675	1,946,182	—	37,584	—	(27,211)	2,019,675	1,956,555
Freight	269,261	299,703	—	—	—	—	269,261	299,703
Income from ordinary activities from transactions with other operating segments	—	—	—	(13,498)	—	13,498	—	—
Other operating income	81,021	84,979	—	16,117	—	—	81,021	101,096
Interest income	6,309	2,736	—	10,004		—	6,309	12,740
Interest expense	(141,799)	(139,171)	—	—		—	(141,799)	(139,171)
Total net interest expense	(135,490)	(136,435)	—	10,004	—	—	(135,490)	(126,431)
Depreciation and amortization	(351,729)	(336,016)	—	(1,420)	—	—	(351,729)	(337,436)
Material non-cash items other than depreciation and amortization	14,250	(86,616)	—	2	—	—	14,250	(86,614)
Disposal of fixed assets and inventory losses	(10,375)	(6,365)	—	—	—	—	(10,375)	(6,365)
Doubtful accounts	2,437	(2,021)	—	—	—	—	2,437	(2,021)
Exchange differences	24,005	(177,242)	—	2	—	—	24,005	(177,240)
Result of indexation units	(1,817)	655	—	—	—	—	(1,817)	655
Income (loss) atributable to owners of the parents (**)	(62,817)	(233,187)	—	25,437	—	—	(62,817)	(207,750)
Expenses for income tax	3,767	24,270	—	(10,912)	—	—	3,767	13,358
Segment profit / (loss)	(63,429)	(231,310)	—	25,437	—	—	(63,429)	(205,873)
Assets of segment	20,329,044	16,171,590	—	1,229,838	—	(9,298)	20,329,044	17,392,130
Segment liabilities	17,278,598	13,227,761	—	543,612	—	(34,846)	17,278,598	13,736,527
Investments in associates	—	—	—	—	—	—	—	—
Amount of non-current asset additions	289,983	147,634	—	—	—	—	289,983	147,634
Property, plant and equipment	267,288	122,961	—	—	—	—	267,288	122,961
Intangibles other than goodwill	22,695	24,673	—	—	—	—	22,695	24,673
Purchase of non-monetary assets of segment	165,143	123,705	—	—	—	—	165,143	123,705

(*) The Company has no income from ordinary interest activities.

(**) The result of the Company includes a net result of ThUS $ 198 as a result of the application of IAS 21 and IAS 29, for subsidiaries that are in hyperinflationary economies.

For the 3 months ended

	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2019	2018	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
Net cash flows from
Purchases of property, plant and equipment	224,738	127,697	—	—	—	—	224,738	127,697
Additions associated with maintenance	144,669	82,490	—	—	—	—	144,669	82,490
Other additions	80,069	45,207	—	—	—	—	80,069	45,207

Purchases of intangible assets (***)	22,888	22,383	—	2,536	—	—	22,888	24,919
Other additions	22,888	22,383	—	2,536	—	—	22,888	24,919

Net cash flows from (used in) operating activities	606,546	54,836	—	47,406	—	12,604	606,546	114,846
Net cash flow from (used in) investing activities	(433,721)	181,259	—	(2,627)	—	—	(433,721)	178,632
Net cash flows from (used in) financing activities	31,609	(165,062)	—	(57,661)	—	—	31,609	(222,723)

(**) The Company has no cash flows from purchases of intangible assets associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the 6 months ended		For the 3 months ended
	At June 30,		At June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Perú	360,889	295,913	179,956	140,939
Argentina	320,985	594,099	134,633	260,387
E.E.U.U.	492,388	491,774	230,542	236,263
Europa	338,902	373,104	149,099	172,938
Colombia	171,590	178,429	87,240	89,320
Brasil	1,732,962	1,633,643	877,677	738,789
Ecuador	102,549	100,830	53,642	51,812
Chile	781,457	781,488	367,260	356,688
Asia Pacific and rest of Latin America	418,692	420,813	208,887	209,122
Income from ordinary activities	4,720,414	4,870,093	2,288,936	2,256,258
Other operating income	174,811	217,797	81,021	101,096

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Cash on hand	7,181	8,974
Bank balances	342,630	331,218
Overnight	337,701	282,164

Total Cash	687,512	622,356

Cash equivalents
Time deposits	176,159	415,633
Mutual funds	197,677	43,653

Total cash equivalents	373,836	459,286

Total cash and cash equivalents	1,061,348	1,081,642

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Argentine peso	6,684	17,786
Brazilian real	196,439	131,760
Chilean peso	244,513	415,713
Colombian peso	28,488	10,843
Euro	29,823	20,339
US Dollar	439,915	394,215
Other currencies	115,486	90,986

Total	1,061,348	1,081,642

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of June 30, 2019 (Unaudited)

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	863,671	197,677	—	1,061,348
Other financial assets, current (*)	19,170	322,369	55,213	396,752
Trade and others accounts receivable, current	1,208,917	—	—	1,208,917
Accounts receivable from related entities, current	6,849	—	—	6,849
Other financial assets, non current (*)	53,389	—	—	53,389
Accounts receivable, non current	4,884	—	—	4,884
Total	2,156,880	520,046	55,213	2,732,139

Liabilities	Measured at
	amortized	Hedge
	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	2,308,877	5,387	2,314,264
Trade and others accounts payable, current	1,687,751	—	1,687,751
Accounts payable to related entities, current	214	—	214
Other financial liabilities, non-current	8,341,272	171	8,341,443
Accounts payable, non-current	526,634	—	526,634
Total	12,864,748	5,558	12,870,306

(*) The value presented in designated at the initial moment at fair value with changes in results, corresponds mainly to private investment funds, and in loans and accounts receivable, corresponds to guarantees delivered.

As of December 31, 2018 (Restated)

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,037,989	43,653	—	1,081,642
Other financial assets, current (*)	16,203	344,426	23,355	383,984
Trade and others accounts receivable, current	1,162,582	—	—	1,162,582
Accounts receivable from related entities, current	2,931	—	—	2,931
Other financial assets, non current (*)	58,700	—	—	58,700
Accounts receivable, non current	5,381	—	—	5,381
Total	2,283,786	388,079	23,355	2,695,220

Liabilities	Measured at
	amortized	Hedge
	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
	Restated		Restated
	Unaudited		Unaudited
Other liabilities, current	1,768,365	25,921	1,794,286
Trade and others accounts payable, current	1,674,303	—	1,674,303
Accounts payable to related entities, current	382	—	382
Other financial liabilities, non-current	8,359,122	340	8,359,462
Accounts payable, non-current	529,277	—	529,277
Total	12,331,449	26,261	12,357,710

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.       Financial instruments by currency

a) Assets	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited	Restated
		Unaudited
Cash and cash equivalents	1,061,348	1,081,642
Argentine peso	6,684	17,786
Brazilian real	196,439	131,760
Chilean peso	244,513	415,713
Colombian peso	28,488	10,843
Euro	29,823	20,339
US Dollar	439,915	394,215
Other currencies	115,486	90,986
Other financial assets (current and non-current)	450,141	442,684
Argentine peso	134	152
Brazilian real	331,799	327,110
Chilean peso	26,146	25,972
Colombian peso	549	1,748
Euro	7,300	7,438
US Dollar	81,475	78,121
Other currencies	2,738	2,143
Trade and other accounts receivable, current	1,208,917	1,162,582
Argentine peso	37,777	82,893
Brazilian real	619,427	511,171
Chilean peso	96,276	113,168
Colombian peso	1,280	7,259
Euro	2,199	49,044
US Dollar	288,005	110,312
Other currencies (*)	163,953	288,735
Accounts receivable, non-current	4,884	5,381
Brazilian real	3	3
Chilean peso	4,881	5,378
Accounts receivable from related entities, current	6,849	2,931
Argentine peso	5	—
Brazilian real	—	293
Chilean peso	74	200
US Dollar	6,770	2,438
Total assets	2,732,139	2,695,220
Argentine peso	44,600	100,831
Brazilian real	1,147,668	970,337
Chilean peso	371,890	560,431
Colombian peso	30,317	19,850
Euro	39,322	76,821
US Dollar	816,165	585,086
Other currencies	282,177	381,864

(*)       See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	June 30, 2019	December 31, 2018
	ThUS$	ThUS$
	Unaudited	Restated
		Unaudited
Trade accounts receivable	1,045,730	1,077,561
Other accounts receivable	279,337	188,393
Total trade and other accounts receivable	1,325,067	1,265,954
Less: Allowance for impairment loss	(111,266)	(97,991)
Total net trade and accounts receivable	1,213,801	1,167,963
Less: non-current portion – accounts receivable	(4,884)	(5,381)
Trade and other accounts receivable, current	1,208,917	1,162,582

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of June 30, 2019			As December 31, 2018
	Expectated	Gross book	Impairment loss	Expectated	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	(Unaudited)

Up to date	3%	843,785	(21,987)	3%	888,930	(23,933)
From 1 to 90 days	7%	71,794	(4,750)	5%	91,387	(5,014)
From 91 to 180 days	43%	25,455	(10,822)	45%	11,085	(4,983)
From 181 to 360 days	69%	17,890	(12,318)	65%	15,078	(9,864)
more of 360 days	71%	86,806	(61,389)	76%	71,081	(54,197)
Total	11%	1,045,730	(111,266)	9%	1,077,561	(97,991)

(1)	Corresponds to the expected average rate.
(2)	the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	June 30,	December 31,
Currency	2019	2018
	ThUS$	ThUS$
	Unaudited

Argentine Peso	37,777	82,893
Brazilian Real	619,430	511,174
Chilean Peso	101,157	118,546
Colombian peso	1,280	7,259
Euro	2,199	49,044
US Dollar	288,005	110,312
Other currency (*)	163,953	288,735
Total	1,213,801	1,167,963

(*) Other currencies
Australian Dollar	21,712	100,733
Chinese Yuan	26	5,106
Danish Krone	1,357	475
Pound Sterling	28,619	18,129
Indian Rupee	1,573	7,163
Japanese Yen	22,249	56,589
Norwegian Kroner	1,359	283
Swiss Franc	6,352	5,046
Korean Won	19,872	31,381
New Taiwanese Dollar	2,297	6,180
Other currencies	58,537	57,650
Total	163,953	288,735

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

Periods	Opening balance ThUS$	Adoption adjustment IFRS 9 (*) ThUS$	Write-offs ThUS$	(Increase) Decrease ThUS$	Closing balance ThUS$
From January 1 to June 30, 2018 (Unaudited)	(87,909)	(10,524)	6,489	11,812	(80,132)
From July 1 to December 31, 2018	(80,132)	—	2,131	(19,990)	(97,991)
From January 1 to June 30, 2019 (Unaudited)	(97,991)	—	813	(14,088)	(111,266)

(*) Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9.

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2019			As of December 31, 2018
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,045,730	(111,266)	934,464	1,077,561	(97,991)	979,570
Other accounts receivable	279,337	—	279,337	188,393	—	188,393

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a) Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2019	As of December 31, 2018
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	6,775	1,907
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	14	988
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	5	—
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	44	31
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	11	5

	Total current assets				6,849	2,931

(b) Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2019	As of December 31, 2018
					ThUS$	ThUS$
					Unaudited
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	210	365
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	—	15
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	4	2

	Total current liabilities				214	382

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited
Technical stock	296,047	233,276
Non-technical stock	39,866	46,068
Total	335,913	279,344

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	19,365	20,500
Provision for obsolescenceNon-technical stock	11,764	4,621
Total	31,129	25,121

The resulting amounts do not exceed the respective net realization values.

For the period ended June 30, 2019, the Company recorded ThUS$ 62,559 (ThUS$ 63,622 for the period ended June 30, 2018) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets

Private investment funds	320,048	322,428	—	—	320,048	322,428
Deposits in guarantee (aircraft)	13,497	9,610	32,650	37,636	46,147	47,246
Guarantees for margins of derivatives	—	661	—	—	—	661
Other investments	—	—	494	494	494	494
Domestic and foreign bonds	33	1,394	—	—	33	1,394
Other guarantees given	7,961	7,140	20,245	20,570	28,206	27,710

Subtotal of other financial assets	341,539	341,233	53,389	58,700	394,928	399,933

(b) Hedging assets

Fair value of interest rate derivatives	19,860	19,460	—	—	19,860	19,460
Fair value of foreign currency derivatives	17,844	3,895	—	—	17,844	3,895
Fair value of fuel price derivatives	17,509	—	—	—	17,509	—

Subtotal of hedging assets	55,213	23,355	—	—	55,213	23,355

(c) Derivatives not recognized as a hedge

Foreign currency derivatives not recognized as a hedge	—	19,396	—	—	—	19,396
Subtotal of derivatives not recognized as a hedge	—	19,396	—	—	—	19,396
Total Other Financial Assets	396,752	383,984	53,389	58,700	450,141	442,684

The different derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft insurance and other	9,661	16,483	—	—	9,661	16,483
Others	7,509	20,105	2,495	4,460	10,004	24,565

Subtotal advance payments	17,170	36,588	2,495	4,460	19,665	41,048

(b) Contract assets (1)

GDS costs	15,477	14,708	—	—	15,477	14,708
Credit card commissions	17,116	21,614	—	—	17,116	21,614
Travel agencies commissions	16,365	12,635	—	—	16,365	12,635

Subtotal advance payments	48,958	48,957	—	—	48,958	48,957

(c) Other assets

Aircraft maintenance reserve (2)	26,076	831	25,760	51,836	51,836	52,667
Sales tax	176,241	187,410	38,311	38,186	214,552	225,596
Other taxes	11,942	15,255	—	—	11,942	15,255
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	258	258	739	739	997	997
Judicial deposits	8	—	148,337	132,267	148,345	132,267
Others	788	1,177	53	53	841	1,230

Subtotal other assets	215,313	204,931	213,200	223,081	428,513	428,012

Total Other Non - Financial Assets	281,441	290,476	215,695	227,541	497,136	518,017

(1) Movement of Contracts assets:

	Initial balance	Activation	Adjustments by the application IFRS 15	Difference by conversion	Amortization	Final balance

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2018 (Unaudited)	—	96,164	54,361	(14,819)	(91,669)	44,037
From July 1 to December 31, 2018	44,037	84,006	—	9,799	(88,885)	48,957
From January 1 to June 30, 2019 (Unaudited)	48,957	87,384	—	(4,841)	(82,542)	48,958

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of June 30, 2019, maintenance reserves amount to ThUS$ 51,836 (ThUS$ 52,667 as of December 31, 2018), corresponding to 8 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and groups in expropriation held for sale at June 30, 2019 and December 31, 2018, are detailed below:

	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
Current assets	Unaudited

Aircraft	14,500	265
Engines and rotables	1,971	5,299
Other assets	34,936	204

Total	51,407	5,768

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

-	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During the period of 2019, a Boeing 767 aircraft, a building located at Av. Americo Vespucio 901 and the offices located at Presidente Riesco 5711 were transferred from the heading Property, plants and equipment, to the heading Non-current assets or groups of assets for disposal classified as held for sale.

As a result of the above, during the period of 2019, adjustments for US $ 2 million were recognized to record these assets at their net realizable value.

Additionally, during the period 2019, the sale of one motor spare Boeing 767, was materialized.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of June 30, 2019	As of December 31, 2018
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of June 30, 2019						Results for the period ended June 30, 2019
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	332,237	293,232	39,005	330,558	329,239	1,319	551,377	(3,524)
Lan Cargo S.A.	645,546	357,932	287,614	477,860	438,849	39,011	134,547	(8,831)
Lan Argentina S.A.	289,284	281,734	7,550	88,952	86,558	2,394	111,384	(64,137)
Transporte Aéreo S.A.	335,820	71,615	264,205	135,616	36,502	99,114	154,087	(1,950)
Latam Airlines Ecuador S.A.	112,624	100,845	11,779	105,628	94,988	10,640	113,942	(564)
Aerovías de Integración Regional, AIRES S.A.	126,324	63,168	63,156	95,130	86,979	8,151	130,237	(7,085)
TAM S.A. (*)	4,219,817	1,757,872	2,461,945	3,467,403	2,207,898	1,259,505	2,230,768	(140,569)

	Statement of financial position as of December 31, 2018						Results for the period ended June 30, 2018
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated							Restated
	Unaudited						Unaudited
Latam Airlines Perú S.A.	419,325	379,490	39,835	409,221	406,159	3,062	292,954	2,732
Lan Cargo S.A.	513,367	243,499	269,868	336,715	292,399	44,316	64,885	(34,248)
Lan Argentina S.A.	243,230	235,919	7,311	239,234	236,786	2,448	111,013	37,410
Transporte Aéreo S.A.	331,496	72,597	258,899	129,233	28,277	100,956	89,652	(17,490)
Latam Airlines Ecuador S.A.	108,735	96,564	12,171	98,238	89,921	8,317	57,204	1,995
Aerovías de Integración Regional, AIRES S.A.	116,352	55,865	60,487	77,984	69,150	8,834	75,501	8,804
TAM S.A. (*)	4,420,546	2,007,830	2,412,716	3,256,017	1,832,796	1,423,221	1,211,235	358,616

(*) Corresponds to consolidated information of TAM S.A. and Subsidiaries

(b)	Non-controlling

Equity			As of	As of	As of	As of
		Country	June 30,	December 31,	June 30,	December 31,
	Tax No.	of origin	2019	2018	2019	2018
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited	Restated
						Unaudited
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	507	3,032
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	3,503	(101)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.13940	16,114	8,684
Lan Argentina S.A.	0-E	Argentina	0.00344	0.02890	(466)	(472)
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	1.00000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(7)	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	1.00000	2	11
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(1,330)	(462)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	314	378
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,172	1,740
Multiplus S.A.	0-E	Brazil	0.00000	27.26000	—	67,096
Total					19,810	79,908

Incomes			For the period ended		For the 6 months ended		For the 3 months ended
			At June 30,		At june 30,		At june 30,
	Tax No.	Country	2019	2018	2019	2018	2019	2018
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	0-E	Perú	30.00000	30.00000	(2,158)	(1,852)	(158)	(5,386)
Lan Cargo S.A. y Filiales	93.383.000-4	Chile	0.10196	0.10196	8	25	(1)	13
Promotora Aerea Latinoamericana S.A. y Filiales	0-E	México	—	51.00000	—	230	—	(30)
Inversora Cordillera S.A. y Filiales	0-E	Argentina	0.13940	0.70422	185	—	103	—
Lan Argentina S.A.	0-E	Argentina	0.02890	0.13440	17	—	(2)	—
Americonsult S.A. y Filiales	0-E	México	0.20000	1.00000	(8)	—	(6)	—
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(868)	181	(299)	124
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80586	0.80586	(57)	(27)	(30)	(25)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	20	536	(219)	315
Multiplus S.A.	0-E	Brasil	—	27.26000	5,726	16,467	—	6,866
Total					2,865	15,560	(612)	1,877

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	837,763	828,969	837,763	828,969
Loyalty program	277,470	274,420	277,470	274,420
Computer software	176,370	156,038	575,239	529,009
Developing software	140,370	151,853	140,370	151,853
Trademarks (1)	24,289	29,361	53,985	53,391
Other assets	382	431	1,317	1,325
Total	1,456,644	1,441,072	1,886,144	1,838,967

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	753	43,754	—	—	44,507
Withdrawals	(395)	(11)	—	—	(406)
Transfer software	39,800	(40,779)	—	—	(979)
Foreing exchange	(9,705)	(4,584)	(131,646)	(51,904)	(197,839)
Amortization	(25,823)	—	—	(5,794)	(31,617)
Closing balance as of June 30, 2018 (Unaudited)	165,600	121,795	832,867	310,651	1,430,913

Opening balance as of July 1, 2018	165,600	121,795	832,867	310,651	1,430,913
Additions	38	50,547	—	—	50,585
Withdrawals	(8)	(114)	—	—	(122)
Transfer software	19,971	(20,308)	—	—	(337)
Foreing exchange	(526)	(67)	(3,898)	(1,618)	(6,109)
Amortization	(28,726)	—	—	(5,252)	(33,978)
Hyperinflation Argentina	58	—	—	—	58
Adjustment aplication IAS 29 by hyperinflation Argentina	62	—	—	—	62
Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072

Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	141	40,843	—	—	40,984
Withdrawals	—	(10)	—	—	(10)
Transfer software	52,298	(52,851)	—	—	(553)
Foreing exchange	712	535	8,794	3,332	13,373
Amortization	(32,868)	—	—	(5,354)	(38,222)
Closing balance as of June 30, 2019 (Unaudited)	176,752	140,370	837,763	301,759	1,456,644

1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of June 30, 2019, amounts to ThUS $ 477,280 (ThUS $ 439,059 as of December 31, 2018).

NOTE 16 – GOODWILL

Goodwill as of June 30, 2019, amounts to ThUS $ 2,319,106 (ThUS $ 2,294,072 as of December 31, 2018). The goodwill movement, separated by CGU, includes the following:

Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(285,625)	(74,709)	(360,334)
Others	(1,688)	—	(1,688)
Closing balance as of June 30, 2018 (Unaudited)	1,859,379	451,149	2,310,528

Opening balance as of July 1, 2018	1,859,379	451,149	2,310,528
Increase (decrease) due to exchange rate differences	(14,578)	(2,213)	(16,791)
Adjustment IAS 29, hyperinflation Argentina	335	—	335
Others	—	—	—
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072

Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	27,557	(2,523)	25,034
From merge of Multiplus S.A. (see note 1)	446,413	(446,413)	—
Closing balance as of June 30, 2019 (Unaudited)	2,319,106	—	2,319,106

As of December 31, 2018 the Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU “Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units and operating segments have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management’s expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU “Air transportation” and Brazilian Reals for CGU “Program coalition loyalty Multiplus”, both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

As of December 31, 2018 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US	$3.7 - 4.6	3.5 - 4.3
Discount rate based on the weighted average cost of capital (WACC)%		8.07 - 10.07
Discount rate based on cost of equity (CoE)%		—	12.0 - 13.0
Fuel Price from futures price curves commodities markets	US$/barrel	75-80

(1) In line with the expectations of the Central Bank of Brazil

(2) The flows, like the growth and discount rates, are denominated in reais.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	10.07	—	1.0
Coalition and loyalty program Multiplus CGU	—	13.00	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

As of March 31, 2019, no impairment indicator have been identified either for the CGU Multiplus coalition and loyalty program and for the Air Transport CGU that require impairment test.

As of June 30, 2019, the Company maintains the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas (see Note 1), and also a change on administration structure. No impairment indication have been indentified after this operation.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Restated	Unaudited	Restated	Unaudited	Restated
	Unaudited	Unaudited		Unaudited		Unaudited
Construction in progress (1)	526,922	630,320	—	—	526,922	630,320
Land	49,668	45,424	—	—	49,668	45,424
Buildings	142,387	179,907	(59,026)	(67,342)	83,361	112,565
Plant and equipment	13,601,332	13,333,837	(4,497,355)	(4,361,337)	9,103,977	8,972,500
Own aircraft	12,792,135	12,595,223	(4,219,931)	(4,096,975)	8,572,204	8,498,248
Other (2)	809,197	738,614	(277,424)	(264,362)	531,773	474,252
Machinery	34,886	34,253	(28,914)	(27,659)	5,972	6,594
Information technology equipment	164,636	160,936	(142,719)	(138,372)	21,917	22,564
Fixed installations and accessories	174,136	182,629	(111,577)	(111,620)	62,559	71,009
Motor vehicles	68,655	69,653	(60,886)	(60,531)	7,769	9,122
Leasehold improvements	224,780	211,322	(138,979)	(128,055)	85,801	83,267
Right of use	5,258,254	4,987,953	(2,626,057)	(2,439,509)	2,632,197	2,548,444
Aircraft	5,031,913	4,761,529	(2,481,824)	(2,305,195)	2,550,089	2,456,334
Other assets	226,341	226,424	(144,233)	(134,314)	82,108	92,110
Total	20,245,656	19,836,234	(7,665,513)	(7,334,425)	12,580,143	12,501,809

(1)	As of June 30, 2019, includes advances paid to aircraft manufacturers for ThUS$ 502,677 (ThUS$ 612,236 as of December 31, 2018)

(2)	Consider mainly rotables and tools.

a)	Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Rights	Property,
				Plant and	technology	installations	Motor	Leasehold	of	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	use	equipment
	in progress	Land	net	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018 Restated (Unaudited)	556,822	49,780	124,548	9,138,591	30,156	80,777	436	84,225	2,865,317	12,930,652

Additions	2,449	—	—	247,135	3,685	54	24	10,205	181,547	445,099
Disposals	—	—	(791)	—	(24)	(45)	—	—	—	(860)
Retirements	(80)	—	—	(13,174)	(89)	(22)	—	(4)	—	(13,369)
Depreciation expenses	—	—	(3,166)	(351,374)	(6,574)	(6,436)	(82)	(14,589)	(197,410)	(579,631)
Foreing exchange	(946)	(4,135)	(4,119)	(91,799)	(1,629)	(7,174)	(19)	(2,270)	(10,437)	(122,528)
Other increases (decreases)	27,543	—	—	26,053	830	3,467	251	8,753	(4,226)	62,671
Changes, total	28,966	(4,135)	(8,076)	(183,159)	(3,801)	(10,156)	174	2,095	(30,526)	(208,618)
Closing balance as of June 30, 2018 Restated (Unaudited)	585,788	45,645	116,472	8,955,432	26,355	70,621	610	86,320	2,834,791	12,722,034

Opening balance as of July 1, 2018 Restated (Unaudited)	585,788	45,645	116,472	8,955,432	26,355	70,621	610	86,320	2,834,791	12,722,034

Additions	5,478	—	—	388,232	1,310	10	—	10,205	144,751	549,986
Disposals	—	(8)	(621)	(4,747)	(6)	(29)	(14)	—	—	(5,425)
Retirements	—	—	(19)	(50,600)	(3)	(5)	—	—	—	(50,627)
Depreciation expenses	—	—	(3,053)	(354,203)	(5,103)	(6,102)	(64)	(13,177)	(193,728)	(575,430)
Foreing exchange	232	(213)	(125)	(2,689)	(190)	(1,325)	(9)	(81)	(3,314)	(7,714)
Other increases (decreases)	38,449	—	(89)	52,288	(98)	6,728	22	—	(234,056)	(136,756)
Hyperinflation Argentina	373	—	—	3,869	299	1,111	89	—	—	5,741
Changes, total	44,532	(221)	(3,907)	32,150	(3,791)	388	24	(3,053)	(286,347)	(220,225)
Closing balance as of December 31, 2018 Restated (Unaudited)	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809

Opening balance as of January 1, 2019 (Restated Unaudited)	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809

Additions	15,714	7,950	—	519,647	3,641	7	43	13,127	329,665	889,794
Disposals	—	(28)	(47)	(18,329)	(6)	—	(9)	—	—	(18,419)
Retirements	—	—	—	(24,948)	(5)	(2)	—	—	—	(24,955)
Depreciation expenses	—	—	(3,051)	(373,650)	(4,572)	(6,691)	(50)	(10,719)	(191,614)	(590,347)
Foreing exchange	(56)	199	245	5,730	181	305	(114)	125	1,097	7,712
Other increases (decreases)	(119,056)	(3,877)	(26,351)	21,182	114	(2,069)	—	1	(55,395)	(185,451)
Changes, total	(103,398)	4,244	(29,204)	129,632	(647)	(8,450)	(130)	2,534	83,753	78,334
Closing balance as of June 30, 2019 (Unaudited)	526,922	49,668	83,361	9,117,214	21,917	62,559	504	85,801	2,632,197	12,580,143

(b)	Composition of the fleet:

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
		As of		As of		As of		As of		As of		As of
Aircraft	Model	June 30,		December 31,		June 30,		December 31,		June 30,		December 31,
		2019		2018		2019		2018		2019		2018
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	31		33		2		2		33		35
Boeing 767	300F	9	(1)	9	(1)	1		1		10	(1)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	200ER	—		—		1		2		1		2
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	4		4		10		10		14		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	96	(2)	97	(2)	39		34		135	(2)	131	(2)
Airbus A320	NEO	3		1		5		3		8		4
Airbus A321	200	30		30		19		19		49		49
Airbus A350	900	5	(3)	5	(3)	5	(3)	4	(3)	10	(3)	9	(3)
Total		225		226		101		94		326		320

(1) One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(2) Three aircraft leased to Salam Air and two to Sundair

(3) Three aircraft leased to Qatar Air. Two in rights of use assets and one in Property, plant and equipment.

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of June 30, 2019, the charge to income for the depreciation of the period, which is included in the consolidated statement of income, amounts to ThUS $ 590,347 and ThUS $ 579,631 for the same period of the year 2018; those amounts include depreciation of assets for right of use, for ThUS $ 191,614 and ThUS $ 197,410, respectively). This expense is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			June 30,		December 31,
			2019		2018
Guarantee	Assets		Existing	Book	Existing	Book
agent (1)	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited

Wilmington	Aircraft and engines	Airbus A319	85,384	252,534	96,057	234,329
Trust Company		Airbus A320	84,774	243,537	98,903	220,390
		Airbus A321 / A350	561,168	663,949	587,382	682,639
		Boeing 767	72,260	203,319	82,793	206,868
		Boeing 787	634,761	715,255	672,065	736,858
Banco Santander S.A.	Aircraft and engines	Airbus A320	—	—	172,474	275,511
		Airbus A321	—	—	25,661	41,957
BNP Paribas	Aircraft and engines	Airbus A319	8,281	18,240	26,702	45,520
Credit Agricole	Aircraft and engines	Airbus A319	1,073	12,094	11,154	31,865
		Airbus A320	137,460	130,732	134,328	132,301
		Airbus A350	30,733	31,094	22,439	24,939
		Boeing 767	10,404	33,938	21,830	43,568
		Boeing 787	74,023	39,135	74,023	42,228

Wells Fargo	Aircraft and engines	Airbus A320	—	—	196,540	285,877
Bank of Utah	Aircraft and engines	Airbus A320 / A350	525,801	604,509	556,019	630,065
Natixis	Aircraft and engines	Airbus A321	303,920	398,197	324,524	410,771
Citibank N. A.	Aircraft and engines	Airbus A320	27,931	49,663	78,049	132,296
		Airbus A321	—	—	28,938	70,333
MUFG Bank	Aircraft and engines	Airbus A320	71,070	99,619	—	—
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	—	—	37,615	52,435

Banco BBVA	Land and buildings (3)		52,535	63,310	50,785	64,500
Total direct guarantee			2,681,578	3,559,125	3,298,281	4,365,250

(1) For syndicated loans, is the Guarantee Agent that, represent different creditors.

(2) Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of June 30, 2019, amounts to ThUS$ 1,914,965 (ThUS$ 1,633,504 as of December 31, 2018). The book value of the assets with indirect guarantees as of June 30, 2019, amounts to ThUS$ 3,933,862 (ThUS$ 3,258,950 as of December 31, 2018).

As of June 30, 2019, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2019
Avolon Aerospace AOE 62 Limited	LATAM Airlines Group S.A.	Three letter of credit	2,167	Sep 30, 2019
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2020
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letter of credit	14,327	Dec 6, 2019
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Three letter of credit	8,004	Sep 30, 2019
Sky High XXIV Leasing Company	LATAM Airlines Group S.A.	Eight letter of credit	6,831	Aug 5, 2019
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	One letter of credit	3,000	Mar 1, 2020
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,000	Oct 25, 2019
Wells Fargo Bank	LATAM Airlines Group S.A.	Eight letter of credit	15,160	Sep 30, 2019
Banc Of America	LATAM Airlines Group S.A.	Four letter of credit	1,391	Sep 30, 2019
ACS Aero 1 Alpha Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Ago 31, 2019
			64,235

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	203,936	192,606
Commitments for the acquisition of aircraft (*)	14,000,000	14,400,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2019	2020	2021	2022	2023-2026	Total

Airbus S.A.S.	8	9	13	11	21	62
A320-NEO	5	5	6	5	7	28
A321-NEO	—	4	5	4	6	19
A350-1000	—	—	—	—	8	8
A350-900	3	—	2	2	—	7
The Boeing Company	2	2	2	—	4	10
Boeing 777-F	—	—	—	—	2	2
Boeing 787-9	2	2	2	—	2	8
Total	10	11	15	11	25	72

As of June 30, 2019, as a result of the different aircraft purchase contracts and agreements signed with Airbus SAS, there are remaining to receive 47 Airbus aircraft of the A320 family, with deliveries between 2019 and 2024, and 15 Airbus aircraft of the A350 family with dates delivery between 2019 and 2026. The approximate amount, according to manufacturer’s list prices, is ThUS$ 11,000,000.

As of June 30, 2019, as a result of the different aircraft purchase contracts signed with The Boeing Company, there are remaining 8 Boeing 787 Dreamliner aircraft, with delivery dates between 2019 and 2023, and 2 Boeing 777-300 Freighter aircraft, with delivery scheduled for the year 2024. The approximate amount, according to manufacturer’s list prices, is ThUS$ 3,000,000.

Additionally, during 2019 the company signed a contract to lease 10 Airbus A320-200 aircraft with arrivals from the second quarter of this year, the are 3 aircraft remaing to receive.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		June 30,
		2019	2018

		Unaudited

Average rate of capitalization of capitalized interest costs	%	4.91	4.62
Costs of capitalized interest	ThUS$	4,750	8,146

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended June 30, 2019, the income tax provision was calculated for such period, applying the partially integrated taxation system and a rate of 27%, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

The effect in the income statement for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

There are the permanent differences that give rise to an accounting value of the assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will not affect the expense tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	57,996	48,480	—	—	57,996	48,480
Other recoverable credits	19,425	20,654	757	757	20,182	21,411
Total assets by current tax	77,421	69,134	757	757	78,178	69,891

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	2,199	3,738	—	—	2,199	3,738
Total liabilities by current tax	2,199	3,738	—	—	2,199	3,738

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Properties, Plants and equipment	166,153	150,831	1,772,668	1,733,327
Assets by right of use	37,443	202	(155,854)	(85,550)
Amortization	(987)	(983)	55,141	55,880
Provisions	(107,455)	(38,303)	(86,712)	(75,631)
Revaluation of financial instruments	(232)	445	(5,002)	458
Tax losses	191,651	170,980	(1,163,386)	(1,198,170)
Intangibles	—	—	350,936	351,238
Others	(8,195)	(9,643)	5,093	5,019
Total	278,378	273,529	772,884	786,571

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to June 30, 2018 Restated (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,568,764)	(24,722)	—	5,803	(1,587,683)
Assets for right of use	75,849	4,035	—	—	79,884
Amortization	(54,820)	(3,170)	—	1,635	(56,355)
Provisions	(10,461)	(12,907)	505	(45,027)	(67,890)
Revaluation of financial instruments	3,750	7,968	192	(1,129)	10,781
Tax losses	1,479,560	(5,916)	—	(11,847)	1,461,797
Intangibles	(406,536)	16,459	—	53,883	(336,194)
Others	(28,405)	26,350	—	(3,006)	(5,061)
Total	(509,827)	8 ,097	697	312	(500,721)

(b) From July 1 to December 31, 2018 Restated (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,587,683)	4,987	—	200	(1,582,496)
Assets for right of use	79,884	5,868	—	—	85,752
Amortization	(56,355)	(565)	—	57	(56,863)
Provisions	(67,890)	105,711	1,062	(1,555)	37,328
Revaluation of financial instruments	10,781	(10,294)	(461)	(39)	(13)
Tax losses	1,461,797	(92,238)	—	(409)	1,369,150
Intangibles	(336,194)	(144)	—	(14,900)	(351,238)
Others	(5,061)	(9,497)	—	(104)	(14,662)
Total	(500,721)	3,828	601	(16,750)	(513,042)

(c) From January 1 to June 30, 2019 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,582,496)	(23,632)	—	(387)	(1,606,515)
Assets for right of use	85,752	107,545	—	—	193,297
Amortization	(56,863)	844	—	(109)	(56,128)
Provisions	37,328	(61,882)	806	3,005	(20,743)
Revaluation of financial instruments	(13)	4,541	167	75	4,770
Tax losses	1,369,150	(14,904)	—	791	1,355,037
Intangibles	(351,238)	4,267	—	(3,965)	(350,936)
Others	(14,662)	653	—	721	(13,288)
Total	(513,042)	17,432	973	131	(494,506)

Deferred tax assets not recognized:

	As of June 30,	As of December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Tax losses	239,601	137,761
Total Deferred tax assets not recognized	239,601	137,761

Deferred tax assets due to negative tax results are recognized to the extent that the corresponding tax benefit is probable in the future. As a result, as of June 30, 2019, the Company no longer recognizes deferred tax assets for ThUS $ 239,601 (ThUS $ 137,761 as of December 31, 2018) with respect to losses of ThUS $ 753,286 (ThUS $ 447,150 at December 31, 2018).

Deferred tax expense and current income taxes:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	26,706	37,428	10,705	(2,268)
Total current tax expense, net	26,706	37,428	10,705	(2,268)

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(17,432)	(8,097)	(14,472)	(11,614)
Total deferred tax expense, net	(17,432)	(8,097)	(14,472)	(11,614)
	9,274	29,331	(3,767)	(13,882)

Composition of income tax expense (income):

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	25,930	35,929	10,209	(3,037)
Current tax expense, net, Chile	776	1,499	496	769
Total current tax expense, net	26,706	37,428	10,705	(2,268)

Deferred tax expense, net, foreign	1,345	23,248	3,168	23,456
Deferred tax expense, net, Chile	(18,777)	(31,345)	(17,640)	(35,070)
Deferred tax expense, net, total	(17,432)	(8,097)	(14,472)	(11,614)
Income tax expense	9,274	29,331	(3,767)	(13,882)

Profit before tax by the legal tax rate in Chile (27% at June 30, 2019 and 2018)

	For the period ended June 30,		For the period ended June 30,
	2019	2018	2019	2018
	ThUS$ Unaudited	ThUS$ Restated Unaudited	% Unaudited	% Restated Unaudited
Tax expense using the legal rate	(29,905)	(18,945)	27.00	27.00
Tax effect of rates in other jurisdictions	(10,817)	(10,312)	9.77	14.70
Tax effect of non-taxable operating revenues	(1,825)	908	1.65	(1.29)
Tax effect of disallowable expenses	27,521	68,107	(24.85)	(97.06)
Tax effect of due to the non-use of tax losses	—	560	—	(0.80)
Other increases (decreases) in legal tax charge	24,300	(10,987)	(21.94)	15.66
Total adjustments to tax expense using the legal rate	39,179	48,276	(35.37)	(68.79)
Tax expense using the effective rate	9,274	29,331	(8.37)	(41.79)

Deferred taxes related to items charged to net equity:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	973	697	(108)	(1,860)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited	Restated
		Unaudited
Current
(a) Interest bearing loans	1,918,191	1,397,156
(b) Lease Liability	390,686	363,497
(c) Hedge derivatives	5,387	25,921
(d) Derivative non classified as hedge acounting	—	7,712
Total current	2,314,264	1,794,286
Non-current
(a) Interest bearing loans	5,798,524	5,864,570
(b) Lease Liability	2,542,748	2,494,552
(b) Hedge derivatives	171	340
Total non-current	8,341,443	8,359,462

(a)           Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
Current	Unaudited
Loans to exporters	379,663	400,721
Bank loans	31,414	37,743
Guaranteed obligations	303,749	324,976
Other guaranteed obligations	97,633	97,143
Subtotal bank loans	812,459	860,583
Obligation with the public	529,648	14,643
Financial leases	477,723	425,100
Other loans	98,361	96,830
Total current	1,918,191	1,397,156
Non-current
Bank loans	263,607	184,998
Guaranteed obligations (1)	1,681,306	2,209,045
Other guaranteed obligations	529,652	576,309
Subtotal bank loans	2,474,565	2,970,352
Obligation with the public (1)	1,869,388	1,538,436
Financial leases (2)	1,402,906	1,199,754
Other loans	51,665	156,028
Total non-current	5,798,524	5,864,570
Total obligations with financial institutions	7,716,715	7,261,726

(1) On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309%. The bonds expire on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2) On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

The total amount issued was UF 5,000,000 with an expiration date on April 15, 2029 and a 3.60% annual coupon rate with semiannual interest payments. The placement rate was 2.73%, equivalent to an amount of ThUS$ 215,093.

The funds from the issuance were allocated 50% to the refinancing of liabilities, 30% for the financing of investments and 20% for general corporate purposes.

(3) In the 6 month period ended June 30, 2019, the Company sold its share in five permanent establishments. As a result of the foregoing, the classification of financial liabilities associated with 30 aircraft was modified from obligations guaranteed to financial leases.

Currency balances that make the interest bearing loans:

	As of	As of
	June 30,	December 31,
	2019	2018
Currency	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	729,397	500,398
US Dollar	6,987,318	6,761,328
Total	7,716,715	7,261,726

Interest-bearing loans due in installments to June 30, 2019 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	38,000	75,000	—	—	—	113,000	38,478	75,630	—	—	—	114,108	At Expiration	3.66	3.66
97.032.000-8	BBVA	Chile	UF	—	52,600	—	—	—	52,600	—	52,670	—	—	—	52,670	At Expiration	2.50	1.70
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	—	—	—	—	200,000	200,872	—	—	—	—	200,872	At Expiration	3.50	3.50
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,013	—	—	—	—	12,013	At Expiration	3.15	3.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,657	16,970	5,657	—	—	28,284	5,671	16,970	5,543	—	—	28,184	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	—	7,500	—	—	—	7,500	—	7,482	—	—	—	7,482	Semiannual	6.31	6.31
97.036.000-K	SANTANDER	Chile	US$	—	—	189,622	—	—	189,622	586	—	189,622	—	—	190,208	Quarterly	4.21	5.04
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	—	—	68,216	—	—	68,216	116	—	67,449	—	—	67,565	At Expiration	3.10	3.10

Obligations with the public
0-E	ESTADO	Chile	UF	—	—	178,758	—	384,227	562,985	—	3,112	178,651	—	399,215	580,978	At Expiration	4.81	4.81
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	—	500,000	—	700,000	600,000	1,800,000	16,566	509,970	—	698,062	593,460	1,818,058	At Expiration	7.33	7.02

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	10,785	44,200	115,673	118,987	195,311	484,956	13,476	44,843	112,512	117,256	193,895	481,982	Quarterly	4.36	4.35
0-E	WILMINGTON TRUST	U.S.A.	US$	21,948	66,271	180,057	218,059	423,854	910,189	27,265	66,271	175,179	216,084	421,845	906,644	Quarterly	4.46	4.46
0-E	CITIBANK	U.S.A.	US$	6,201	18,860	52,200	51,768	51,892	180,921	6,938	18,860	47,638	49,841	50,844	174,121	Quarterly	3.83	2.79
0-E	NATIXIS	France	US$	10,431	32,022	88,018	76,600	96,849	303,920	11,327	32,022	86,320	75,672	95,798	301,139	Quarterly	4.36	4.36
0-E	INVESTEC	England	US$	1,502	8,715	22,313	16,595	—	49,125	1,898	8,869	21,866	16,529	—	49,162	Semiannual	6.88	6.88
0-E	MUFG	U.S.A.	US$	—	71,070	—	—	—	71,070	—	71,602	—	—	—	71,602	Semiannual	4.02	4.02
-	SWAP Aviones llegados	—	US$	138	240	27	—	—	405	138	240	27	—	—	405	Quarterly	—	—
												—
Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	—	—	253,692	—	—	253,692	2,749	—	252,477	—	—	255,226	At Expiration	4.33	4.33
0-E	DVB BANK SE	Germany	US$	23,542	71,008	222,701	47,942	9,976	375,169	23,876	71,008	219,837	47,478	9,860	372,059	Quarterly	3.98	3.98

Financial leases

0-E	ING	U.S.A.	US$	3,778	11,625	4,006	—	—	19,409	3,952	11,625	3,927	—	—	19,504	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	6,686	16,447	15,703	686	—	39,522	6,871	16,447	15,703	686	—	39,707	Quarterly	3.61	3.02
0-E	CITIBANK	U.S.A.	US$	16,217	49,487	110,612	32,167	—	208,483	17,163	49,487	109,222	32,076	—	207,948	Quarterly	3.91	3.35
0-E	PEFCO	U.S.A.	US$	3,738	7,610	—	—	—	11,348	3,819	7,610	(30)	—	—	11,399	Quarterly	5.65	5.02
0-E	BNP PARIBAS	U.S.A.	US$	14,111	18,623	10,882	—	—	43,616	14,407	18,623	10,739	—	—	43,769	Quarterly	3.95	3.64
0-E	WELLS FARGO	U.S.A.	US$	31,993	96,964	256,674	219,967	50,237	655,835	34,915	96,964	240,670	214,987	49,596	637,132	Quarterly	2.77	2.08
97.036.000-K	SANTANDER	Chile	US$	5,632	17,074	46,881	14,255	—	83,842	6,001	17,074	46,027	14,217	—	83,319	Quarterly	3.60	3.06
0-E	RRPF ENGINE	England	US$	846	2,300	7,290	7,912	2,996	21,344	892	2,300	7,290	7,912	2,996	21,390	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,464	4,449	12,308	10,423	—	28,644	1,659	4,449	11,943	10,364	—	28,415	Quarterly	3.97	3.38
0-E	BTMU	U.S.A.	US$	2,967	9,030	24,953	20,345	—	57,295	3,208	9,030	24,225	20,234	—	56,697	Quarterly	3.89	3.29
0-E	NATIXIS	France	US$	3,655	2,106	3,739	—	—	9,500	3,688	2,106	3,739	—	—	9,533	Quarterly	4.38	4.25
0-E	KFW IPEX-BANK	Germany	US$	1,729	5,281	1,792	—	—	8,802	1,745	5,281	1,792	—	—	8,818	Quarterly	4.15	4.15
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,946	5,931	3,694	—	—	11,571	1,973	5,931	3,694	—	—	11,598	Monthly	4.02	4.02
0-E	US BANK	U.S.A.	US$	15,683	47,588	130,943	137,065	49,305	380,584	17,575	47,588	117,229	131,846	48,277	362,515	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,402	7,464	23,069	—	—	32,935	2,458	7,465	23,069	—	—	32,992	Monthly	4.10	4.10

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	23,371	74,691	51,665	—	—	149,727	23,670	74,691	51,665	—	—	150,026	Quarterly	6.00	6.00
	Total			466,422	1,341,126	2,081,145	1,672,771	1,864,647	7,426,111	505,965	1,356,220	2,028,025	1,653,244	1,865,786	7,409,240

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to June 30, 2019 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					Nominal values					Accounting values

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDS CHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	142	439	993	—	—	1,574	150	439	993	—	—	1,582	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,136	6,698	81,260	—	—	91,094	3,687	6,818	83,018	—	—	93,523	Quarterly/Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	739	2,270	4,759	—	—	7,768	764	2,310	5,345	—	—	8,419	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,601	30,236	149,432	—	—	189,269	10,288	30,236	149,232	—	—	189,756	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	304	917	2,525	2,658	7,698	14,102	397	917	2,525	2,658	7,698	14,195	Monthly	14.72	14.72

	Total			13,922	40,560	238,969	2,658	7,698	303,807	15,286	40,720	241,113	2,658	7,698	307,475

	Total consolidated			480,344	1,381,686	2,320,114	1,675,429	1,872,345	7,729,918	521,251	1,396,940	2,269,138	1,655,902	1,873,484	7,716,715

Interest-bearing loans due in installments to December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries,  Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,000	75,000	—	—	—	113,000	38,432	75,623	—	—	—	114,055	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	—	50,785	—	—	—	50,785	—	50,930	—	—	—	50,930	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,000	—	—	—	—	23,000	23,025	—	—	—	—	23,025	At Expiration	3.90	3.90
97.030.000-7	ESTADO	Chile	US$	—	—	—	—	—	—	—	—	—	—	—	—	At Expiration	—	—
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	—	—	—	—	200,000	200,698	—	—	—	—	200,698	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,000	—	—	—	—	12,000	12,013	—	—	—	—	12,013	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,461	16,385	16,385	—	—	38,231	5,480	16,385	16,232	—	—	38,097	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	—	15,000	—	—	—	15,000	—	14,964	—	—	—	14,964	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	—	—	102,521	—	—	102,521	223	—	102,521	—	—	102,744	Quarterly	5.60	5.60
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	—	—	—	65,862	—	65,862	118	—	—	64,957	—	65,075	At Expiration	3.10	3.10

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	—	—	500,000	—	700,000	1,200,000	13,057	—	495,617	—	697,869	1,206,543	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	—	—	—	172,591	172,591	345,182	1,586	—	—	172,420	172,530	346,536	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	658	1,986	5,384	2,052	—	10,080	715	1,986	5,384	2,052	—	10,137	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	10,553	43,430	114,247	117,556	225,912	511,698	13,334	44,191	110,977	115,747	224,093	508,342	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST	U.S.A.	US$	20,689	65,846	178,818	237,334	450,071	952,758	26,365	65,846	173,617	235,058	447,686	948,572	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	10,776	32,790	90,991	72,189	62,619	269,365	11,923	32,790	86,130	70,048	61,203	262,094	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	15,506	47,050	129,462	135,489	84,177	411,684	17,433	47,050	114,729	129,547	82,137	390,896	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	10,247	31,350	88,688	77,693	116,546	324,524	11,250	31,350	86,883	76,760	115,285	321,528	Quarterly	4.69	4.69
0-E	PK AIRFINANCE	U.S.A.	US$	2,319	7,208	24,944	3,144	—	37,615	2,387	7,208	24,944	3,144	—	37,683	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	1,454	8,472	21,667	22,421	—	54,014	1,879	8,661	21,154	22,309	—	54,003	Semiannual	7.17	7.17
-	SWAP Aviones llegados	—	US$	194	414	158	—	—	766	194	414	158	—	—	766	Quarterly	—	—
												—
Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	—	—	253,692	—	—	253,692	2,646	—	252,207	—	—	254,853	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	23,417	70,626	191,207	117,084	19,731	422,065	23,871	70,626	188,231	116,185	19,686	418,599	Quarterly	4.42	4.42

Financial leases

0-E	ING	U.S.A.	US$	3,687	11,338	11,806	—	—	26,831	3,923	11,338	11,657	—	—	26,918	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	13,171	24,577	18,655	—	—	56,403	13,187	24,331	18,655	—	—	56,173	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	13,209	40,365	77,587	40,997	—	172,158	13,998	40,365	75,830	40,801	—	170,994	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,486	13,094	3,827	—	—	22,407	5,641	13,094	3,743	—	—	22,478	Quarterly	5.65	5.02
0-E	BNP PARIBAS	U.S.A.	US$	7,926	29,494	22,147	—	—	59,567	8,320	29,493	21,891	—	—	59,704	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	31,673	95,981	263,239	230,417	98,028	719,338	34,816	95,981	245,615	224,395	96,589	697,396	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	5,576	16,895	46,386	26,165	—	95,022	6,000	16,895	45,346	26,063	—	94,304	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	552	2,531	7,142	7,752	5,035	23,012	552	2,531	7,142	7,752	5,035	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,444	4,393	12,146	12,808	753	31,544	1,658	4,393	11,726	12,713	752	31,242	Quarterly	3.93	3.31
0-E	BTMU	U.S.A.	US$	2,933	8,916	24,635	25,937	768	63,189	3,199	8,916	23,798	25,751	767	62,431	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	10,056	7,951	5,154	—	—	23,161	10,135	7,952	5,154	—	—	23,241	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,699	5,188	5,328	—	—	12,215	1,723	5,188	5,328	—	—	12,239	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,915	5,838	7,664	—	—	15,417	1,954	5,838	7,664	—	—	15,456	Monthly	4.19	4.19

Other loans

0-E	BOEING	U.S.A.	US$	—	—	55,727	—	—	55,727	—	1,229	55,727	—	—	56,956	At Expiration	4.01	4.01
0-E	CITIBANK (*)	U.S.A.	US$	23,167	72,018	101,026	—	—	196,211	23,583	72,018	100,301	—	—	195,902	Quarterly	6.00	6.00
	Total			496,768	804,921	2,380,633	1,367,491	1,936,231	6,986,044	535,318	807,586	2,318,361	1,345,702	1,923,632	6,930,599

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	138	426	1,233	54	—	1,851	147	426	1,233	54	—	1,860	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,043	6,490	44,525	41,731	—	95,789	3,656	6,490	44,525	41,731	—	96,402	Quarterly/Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	728	2,219	6,280	—	—	9,227	756	2,219	6,280	—	—	9,255	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,422	28,872	169,930	—	—	208,224	10,212	28,871	169,730	—	—	208,813	Quarterly	5.88	5.82
0-E	GA Telessis LLC	U.S.A	US$	299	908	2,496	2,623	6,876	13,202	568	908	3,823	2,623	6,876	14,798	Quarterly	15.62	15.62

	Total			13,630	38,915	224,464	44,408	6,876	328,293	15,339	38,914	225,591	44,408	6,876	331,128

	Total consolidated			510,398	843,836	2,605,097	1,411,899	1,943,107	7,314,337	550,657	846,500	2,543,952	1,390,110	1,930,508	7,261,727

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported is as follows:

	Aircraft	Others	Lease Liability total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2018 Restated (Unaudited)	3,045,982	109,053	3,155,035
New contracts and renegotiations	174,978	889	175,867
Payments	(4,712)	—	(4,712)
Accrued interesr	(264,319)	(14,972)	(279,291)
Exchange differences	89,153	4,501	93,654
Cumulative translation adjustment	—	(3,976)	(3,976)
Other increases (decreases)	—	94	94
Total cambios	(4,900)	(13,464)	(18,364)
Closing balance as of June 30, 2018 Restated (Unaudited)	3,041,082	95,589	3,136,671
Opening balance as July 1, 2018 Restated (Unaudited)	3,041,082	95,589	3,136,671
New contracts and renegotiations	108,642	32,887	141,529
Renegotiations	(235,335)	—	(235,335)
Payments	(261,752)	(14,925)	(276,677)
Accrued interesr	85,172	3,905	89,077
Exchange differences	—	(643)	(643)
Cumulative translation adjustment	—	—	—
Other increases (decreases)	—	3,427	3,427
Total cambios	(303,273)	24,651	(278,622)
Closing balance as of December 31, 2018 Restated (Unaudited)	2,737,809	120,240	2,858,049

Opening balance as January 1, 2019 Restated (Unaudited)	2,737,809	120,240	2,858,049

New contracts and renegotiations	323,497	—	323,497
Renegotiations	(55,848)		(55,848)
Payments	(259,827)	(17,133)	(276,960)
Accrued interesr	81,907	4,486	86,393
Exchange differences	—	181	181
Cumulative translation adjustment	—	297	297
Other increases (decreases)	—	(2,175)	(2,175)
Total cambios	89,729	(14,344)	75,385
Closing balance as of June 30, 2019 (Unaudited)	2,827,538	105,896	2,933,434

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See note 27 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$
Accrued interest from the last date of interest rate swap	1,003	2,321	171	340	1,174	2,661
Fair value of interest rate derivatives	2,836	335	—	—	2,836	335
Fair value of fuel derivatives	1,497	15,678	—	—	1,497	15,678
Fair value of foreign currency derivatives	51	7,587	—	—	51	7,587
Total hedge derivatives	5,387	25,921	171	340	5,558	26,261

(d)	Derivatives do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of 30 June of 2019	As of 31 December of 2018	As of 30 June of 2019	As of 31 December of 2018	As of 30 June of 2019	As of 31 December of 2018
	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$
Derivative of foreign currency not registered as hedge	—	7,712	—	—	—	7,712
Total derived not qualify as hedge accounting	—	7,712	—	—	—	7,712

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of June 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	35,015	15,099
Interest rate swaps (2)	(1,321)	(2,194)
Fuel options (3)	16,011	(15,811)
Currency options R$/US$ (4)	(51)	—

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 6 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	35,203	32,509	8,579	17,119
Debit (credit) transferred from net equity to income during the period	(15,816)	18,832	(8,404)	14,735

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of June 30, 2019	As of December 31, 2018
Current	ThUS$ Unaudited	ThUS$
(a) Trade and other accounts payables	1,386,896	1,279,976
(b) Accrued liabilities at the reporting date	300,855	394,327
Total trade and other accounts payables	1,687,751	1,674,303

(a)	Trade and other accounts payable:

	As of June 30, 2019	As of December 31, 2018
	ThUS$ Unaudited	ThUS$
Trade creditors	1,188,786	1,048,033
Other accounts payable	198,110	231,943
Total	1,386,896	1,279,976

The details of Trade and other accounts payables are as follows:

	As of June 30, 2019	As of December 31, 2018
	ThUS$ Unaudited	ThUS$
Aircraft Fuel	373,075	304,426
Boarding Fee	189,257	210,621
Suppliers technical purchases	125,596	75,402
Handling and ground handling	82,422	84,213
Airport charges and overflight	98,207	82,181
Other personnel expenses	98,273	92,047
Professional services and advisory	65,165	83,182
Air companies	93,894	59,524
Leases, maintenance and IT services	56,134	55,427
Services on board	45,804	44,434
Marketing	51,098	60,303
Land services	20,911	26,014
Achievement of goals	22,724	21,265
Crew	19,228	21,943
Aviation insurance	9,780	11,943
Maintenance	3,778	8,244
Communications	—	92
Others	31,550	38,715
Total trade and other accounts payables	1,386,896	1,279,976

(b)	Liabilities accrued:

	As of June 30, 2019	As of December 31, 2018
	ThUS$ Unaudited	ThUS$
Accrued personnel expenses	153,473	116,242
Aircraft and engine maintenance	130,076	170,731
Accounts payable to personnel (*)	4,625	81,222
Others accrued liabilities	12,681	26,132
Total accrued liabilities	300,855	394,327

(*) Profits and bonus participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities

	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	3,017	2,982	189,466	197,038	192,483	200,020
Civil contingencies	1,368	1,207	66,812	59,834	68,180	61,041
Labor contingencies	611	605	27,770	23,244	28,381	23,849
Other	—	—	13,993	13,976	13,993	13,976
Provision for European
Commision investigation (2)	—	—	9,345	9,403	9,345	9,403
Total other provisions (3)	4,996	4,794	307,386	303,495	312,382	308,289

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of June 30, 2019, and December 31, 2018, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal claims (1)	Commission Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	53,599	—	53,599
Provision used	(25,192)	—	(25,192)
Difference by subsidiaries conversion	(49,079)	—	(49,079)
Reversal of provision	(22,249)	—	(22,249)
Exchange difference	(743)	(286)	(1,029)

Closing balance as of June 30, 2018 (Unaudited)	323,829	9,597	333,426

Opening balance as of July 1, 2018	323,829	9,597	333,426
Increase in provisions	53,271	—	53,271
Provision used	(33,840)	—	(33,840)
Difference by subsidiaries conversion	749	—	749
Reversal of provision	(44,716)	—	(44,716)
Exchange difference	(407)	(194)	(601)

Closing balance as of December 31, 2018	298,886	9,403	308,289

Opening balance as of January 1, 2019	298,886	9,403	308,289
Increase in provisions	69,421	—	69,421
Provision used	(38,753)	—	(38,753)
Difference by subsidiaries conversion	3,093	—	3,093
Reversal of provision	(29,660)	—	(29,660)
Exchange difference	50	(58)	(8)

Closing balance as of June 30, 2019 (Unaudited)	303,037	9,345	312,382

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the "Aerovía Fundo" (FA), for US$ 91 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of June 30, 2019 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of June 30, 2019 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,383,624	2,330,058	792,518	644,702	3,176,142	2,974,760
Sales tax	361	12,726	—	—	361	12,726
Retentions	35,537	34,434	—	—	35,537	34,434
Others taxes	5,646	7,700	—	—	5,646	7,700
Dividends payable	—	54,580	—	—	—	54,580
Other sundry liabilities	12,042	15,248	—	—	12,042	15,248
Total other non-financial liabilities	2,437,210	2,454,746	792,518	644,702	3,229,728	3,099,448

Movement of Other non-financial liabilities

		Deferred income				Adjustment
	Initial balance	Recognition	Use	Loyalty (accreditation and exchange)	Expiration of tickets	application IAS 29, Argentina hyperinflation	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2018 (Unaudited)	2,849,266	4,031,849	(4,239,235)	241,015	(121,399)	(33,154)	15,352	2,743,694
From July 1 to December 31, 2018	2,743,694	3,706,450	(3,991,515)	703,231	(163,331)	(32,227)	8,458	2,974,760
From January 1 to June 30, 2019 (Unaudited)	2,974,760	1,970,134	(1,876,975)	182,400	(84,305)	—	10,128	3,176,142

(*) Note 2.20.

The balance includes, mainly, deferred income for services not provided as of June 30, 2019 and December 31, 2018; and programs such as: LATAM Pass, LATAM Fidelidade and Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

During 2018 the Company signed a renewal of the agreement with Banco Santander-Chile, which one extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years, and during 2019 signed a renewal of the agreement with Banco Crédito del Perú.

NOTE 23 - EMPLOYEE BENEFITS

	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited
Retirements payments	60,519	56,126
Resignation payments	9,538	8,802
Other obligations	21,042	17,437
Total liability for employee benefits	91,099	82,365

The movement in retirements and resignation payments and other obligations:⊸

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2018 (Unaudited)	101,087	13,080	(3,325)	1,917	840	113,599

From July 1 to December 31, 2018	113,599	(20,464)	(2,693)	3,903	(11,980)	82,365

From January 1 to June 30, 2019 (Unaudited)	82,365	13,437	(3,224)	2,986	(4,465)	91,099

The principal assumptions used in the calculation to the provision in Chile are presented below:

	For the period ended June 30,
Assumptions	2019	2018
	Unaudited
Discount rate	3.97%	4.59%
Expected rate of salary increase	4,50%	4.50%
Rate of turnover	6.04%	6.98%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.47%	2.88%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(6,465)	(6,538)
Change in the accrued liability an closing for decrease of 100 p.b.	5,770	4,918

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	5,571	4,750
Change in the accrued liability an closing for decrease of 100 p.b.	(6,448)	(6,547)

(b)	The liability for short-term:

	As of June 30, 2019	As of December 31, 2018
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	4,625	81,222

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	No Auditado
Salaries and wages	790,369	787,984	381,926	373,350
Short-term employee benefits	25,239	37,830	9,282	4,087
Termination benefits	31,915	26,268	16,167	11,646
Other personnel expenses	60,729	98,204	24,866	46,660

Total	908,252	950,286	432,241	435,743

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	510,844	513,544
Provision for vacations and bonuses	15,471	15,357
Other sundry liabilities	319	376
Total accounts payable, non-current	526,634	529,277

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at June 30, 2019 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2018), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary shareholders’ meeting at which it was approved to increase the capital by issuing 61,316,424 payment shares, all ordinary, without par value. As of December 31, 2016, 60,849,592 shares had been placed against said increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the pre-emptive option period, which expired on December 23, 2016; December 2016, collecting the equivalent of US $ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, collecting the equivalent of US $ 303,499,070. Due to this last described placement, as of June 30, 2019, the number of subscribed and paid shares of the Company reached 606,407,693.

Consequently, as of June 30, 2019, the statutory capital of the Company is represented by 606,874,525 shares, all of the same and unique series, registered, ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares mentioned above; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase, described in the previous paragraph.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares		Expired shares
	Opening	intended for		Closing
Nro. Of shares	balance	compensation plans		balance

From January 1 to June 30, 2018 (Unaudited)	608,374,525	(1,500,000	)(*)	606,874,525
From July 1 to December 31, 2018	606,874,525	—		606,874,525
From January 1 to June 30, 2019 (Unaudited)	606,874,525	—		606,874,525

(*) On June 11, 2018, the term of subscription and payment of 1,500,000 shares to create and implement compensation plans for Company employees expired.

Movement fully paid shares
			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2018	606,407,693		3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2018 period	—		—	—	—
Paid shares as of December 31, 2018	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2019	606,407,693		3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	—		—	—	—
Paid shares as of June 30, 2019 (Unaudited)	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)        Amounts reported represent only those arising from the payment of the shares subscribed.

(2)        Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)       At June 30, 2019, the difference between authorized shares and fully paid shares are 466,832 shares, of which correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(c)       Treasury stock

At June 30, 2019, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2018 (Unaudited)	39,481	(1,420)	38,061
From July 1 to December 31, 2018	38,061	(187)	37,874
From January 1 to June 30, 2019 (Unaudited)	37,874	(1,804)	36,070

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2018 (Unaudited)	2,639,780	(235)	2,639,545
From July 1 to December 31, 2018	2,639,545	(629)	2,638,916
From January 1 to June 30, 2019 (Unaudited)	2,638,916	(180,178)	2,458,738

Balance of Other sundry reserves comprises the following:

	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(205,177)	(25,913)
Others	(4,397)	(3,483)
Total	2,458,738	2,638,916

(1)       Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)       Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)        The balance as of June 30, 2019 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (179,264) (see Note 1).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018	(2,131,591)	18,140	(10,926)	(2,124,377)
Increase (decrease) by application of new accounting standards	205,877	—	—	205,877
Initial balance Restated (Unaudited)	(1,925,714)	18,140	(10,926)	(1,918,500)

Derivatives valuation gains (losses)	—	33,381	—	33,381
Deferred tax	—	(104)	—	(104)
Actuarial reserves by employee benefit plans	—	—	—	—
Deferred tax actuarial IAS			(1,916)	(1,916)
by employee benefit plans	—	—	505	505
Difference by subsidiaries conversion	(509,625)	—	—	(509,625)
Closing balance as of June 30, 2018 Restated (Unaudited)	(2,435,339)	51,417	(12,337)	(2,396,259)

Opening balance as of July 1, 2018	(2,435,339)	51,417	(12,337)	(2,396,259)
Derivatives valuation gains (losses)	—	(60,280)	—	(60,280)
Deferred tax	—	(470)	—	(470)
Actuarial reserves by employee benefit plans	—	—	(3,903)	(3,903)
Deferred tax actuarial IAS
by employee benefit plans	—	—	1,062	1,062
Difference by subsidiaries conversion	(221,305)	—	—	(221,305)
Closing balance as of December 31, 2018 Restated (Unaudited)	(2,656,644)	(9,333)	(15,178)	(2,681,155)

Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Derivatives valuation gains (losses)	—	34,977	—	34,977
Deferred tax	—	187	—	187
Actuarial reserves by employee benefit plans	—	—	(2,986)	(2,986)
Deferred tax actuarial IAS
by employee benefit plans	—	—	806	806
Difference by subsidiaries conversion	(58,168)	—	—	(58,168)
Closing balance as of June 30, 2019 (Unaudited)	(2,714,812)	25,831	(17,358)	(2,706,339)

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)	Retained earnings

Movement of Retained earnings:

		Increase
		(decrease) by			Other
Periods	Opening balance	application of new accounting standars	Result for the period	Dividends	increase (decreases) (1) (2)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2018 restated (Unaudited)	475,118	(516,130)	(115,581)	—	(9,549)	(166,142)
From July 1 to December 31, 2018 restated (Unaudited)	(166,142)	—	425,392	(54,580)	14,301	218,971
From January 1 to June 30, 2019 (Unaudited)	218,971	—	(122,891)	—	—	96,080

(1)	Adjustments adoption IFRS 9 and IFRS 15 ThUS (9,549) (See Note 2)

(2)	Variation effect in Accumulated results, by application IAS 29, Argentina hyperinflation:

Items	ThUS$

Property, plant and equipment	4,573
Intangible assets other than goodwill	69
Goodwill	335
Deferred incomes	(377)
Other non-financial assets	152
Total Adjust accumulated results	4,752

(h)       Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2019	2018

Date of dividend	06/30/2019	12/31/2018
Amount of the dividend (ThUS$)	—	54,580
Number of shares among which the
dividend is distributed	—	606,407,693
Dividend per share (US$)	—	0.0900

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Passengers	4,187,657	4,274,570	2,019,675	1,956,555
Cargo	532,757	595,523	269,261	299,703
Total	4,720,414	4,870,093	2,288,936	2,256,258

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)       Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited

Aircraft fuel	1,467,907	1,403,411	721,356	685,557
Other rentals and landing fees (*)	626,225	607,000	303,404	295,390
Aircraft maintenance	212,011	206,790	107,955	108,113
Comissions	106,773	114,236	52,707	54,116
Passenger services	128,575	155,760	64,329	76,004
Other operating expenses	619,793	640,987	296,043	312,342
Total	3,161,284	3,128,184	1,545,794	1,531,522

(*) Lease expenses are included within this amount (See note 2.21)

	For the 6 months ended		For the 3 months ended
	june 30,		june 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Payments for leases of low-value assets	17,180	15,980	7,359	8,505
Total	17,180	15,980	7,359	8,505

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated		Restated
		Unaudited		Unaudited
Depreciation (*)	665,151	654,706	331,610	321,521
Amortization	38,222	31,617	20,119	15,915
Total	703,373	686,323	351,729	337,436

(*) Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended June 30, 2019 is ThUS $ 197,544 and ThUS $ 172,012 for the same period 2018.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited
Bank loan interest	150,538	140,579	76,597	71,602
Financial leases	30,658	33,826	15,636	18,096
Lease liability	90,875	95,057	45,532	47,919
Other financial instruments	8,174	3,064	4,034	1,554
Total	280,245	272,526	141,799	139,171

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 6 month ended		For the 3 month ended
	June 30,		June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	36,172	60,768	14,020	16,117
Tours	52,124	59,395	23,185	26,932
Aircraft leasing	43,444	32,728	21,276	16,698
Customs and warehousing	13,670	13,178	6,524	6,668
Duty free	283	1,460	283	944
Maintenance	4,162	4,248	1,994	2,868
Other miscellaneous income	24,956	46,020	13,739	30,869
Total	174,811	217,797	81,021	101,096

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	459,688	606,673
Argentine peso	1,207	4,236
Brazilian real	6,622	34,360
Chilean peso	243,621	415,399
Colombian peso	3,126	2,732
Euro	29,823	20,339
U.S. dollar	70,390	51,382
Other currency	104,899	78,225

Other financial assets, current	33,776	57,132
Argentine peso	9	11
Brazilian real	2,491	25,829
Chilean peso	26,076	25,904
Colombian peso	141	139
U.S. dollar	4,063	4,923
Other currency	996	326

Current assets	As of	As of
	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited

Other non - financial assets, current	82,992	106,952
Argentine peso	15,967	13,077
Brazilian real	20,006	37,794
Chilean peso	26,361	30,916
Colombian peso	275	434
Euro	4,472	3,935
U.S. dollar	6,447	8,949
Other currency	9,464	11,847

Trade and other accounts receivable, current	309,801	518,006
Argentine peso	14,455	54,053
Brazilian real	29,640	6,037
Chilean peso	94,907	112,133
Colombian peso	562	5,065
Euro	2,199	49,044
U.S. dollar	4,402	2,938
Other currency	163,636	288,736

Accounts receivable from related entities, current	462	593
Chilean peso	74	200
U.S. dollar	388	393

Tax current assets	19,108	20,774
Argentine peso	2,107	812
Brazilian real	2,040	1,106
Chilean peso	2,470	4,860
Colombian peso	992	5
Euro	204	—
U.S. dollar	429	429
Peruvian sun	9,162	13,306
Other currency	1,704	256

Total current assets	905,827	1,310,130
Argentine peso	33,745	72,189
Brazilian real	60,799	105,126
Chilean peso	393,509	589,412
Colombian peso	5,096	8,375
Euro	36,698	73,318
U.S. Dollar	86,119	69,014
Other currency	289,861	392,696

	As of	As of
Non-current assets	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	21,947	21,850
Brazilian real	4,415	4,941
Chilean peso	70	68
Colombian peso	304	145
Euro	7,300	7,438
U.S. dollar	8,116	7,441
Other currency	1,742	1,817

Other non - financial assets, non-current	29,387	31,126
Argentine peso	77	86
Brazilian real	7,957	7,465
U.S. dollar	3	3
Other currency	21,350	23,572

Accounts receivable, non-current	4,881	5,378
Chilean peso	4,881	5,378

Deferred tax assets	2,102	2,102
Colombian peso	80	78
U.S. dollar	26	29
Other currency	1,996	1,995

Total non-current assets	58,317	60,456
Argentine peso	77	86
Brazilian real	12,372	12,406
Chilean peso	4,951	5,446
Colombian peso	384	223
Euro	7,300	7,438
U.S. dollar	8,145	7,473
Other currency	25,088	27,384

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	67,580	63,920	144,611	107,815
Argentine peso	—	3	—	—
Brazilian real	58	261	190	—
Chilean peso	42,657	41,694	73,672	68,901
Euro	136	704	147	—
U.S. dollar	24,528	16,773	70,216	38,914
Other currency	201	4,485	386	—

Trade and other accounts payables, current	580,845	970,872	39,017	37,809
Argentine peso	41,835	229,907	1,086	6,142
Brazilian real	12,414	30,974	66	1,152
Chilean peso	133,051	198,766	27,099	26,113
Colombian peso	4,733	7,915	685	752
Euro	38,192	84,903	782	1,375
U.S. dollar	289,987	325,385	908	55
Peruvian sol	38,148	37,285	7,919	1,124
Mexican peso	3,156	5,975	47	167
Pound sterling	6,180	13,395	62	305
Uruguayan peso	601	847	—	—
Other currency	12,548	35,520	363	624

Accounts payable to related entities, current	201	365	—	—
Chilean peso	201	253	—	—
U.S. dollar	—	112	—	—
Other currency	—	—	—	—

Other provisions, current	1,850	1,434	—	—
Chilean peso	29	28	—	—
Other currency	1,821	1,406	—	—
		—
Tax liabilities, current	—	13	—	—
Argentine peso	—	4	—	—
Chilean peso	—	9	—	—

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	June 30,	December 31,	June 30,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, current	21,569	38,120	—	—
Argentine peso	276	1,089	—	—
Brazilian real	1,665	1,455	—	—
Chilean peso	2,310	14,130	—	—
Colombian peso	774	1,009	—	—
Euro	4,960	4,411	—	—
U.S. dollar	2,640	10,468	—	—
Other currency	8,944	5,558	—	—

Total current liabilities	672,045	1,074,724	183,628	145,624
Argentine peso	42,111	231,003	1,086	6,142
Brazilian real	14,137	32,690	256	1,152
Chilean peso	178,248	254,880	100,771	95,014
Colombian peso	5,507	8,924	685	752
Euro	43,288	90,018	929	1,375
U.S. dollar	317,155	352,738	71,124	38,969
Other currency	71,599	104,471	8,777	2,220

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
Non-current liabilities	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	545,863	299,735	20,318	281,785	406,913	179,406
Chilean peso	252,131	16,259	6	237,377	399,215	172,530
Brazillian real	235	948	614	—	—	—
Euro	155	296	—	—	—	—
U.S. dollar	293,127	280,197	19,630	44,408	7,698	6,876
Other currency	215	2,035	68	—	—	—

Accounts payable, non-current	226,276	294,704	—	—	—	—
Chilean peso	14,124	14,027	—	—	—	—
U.S. dollar	210,963	279,437	—	—	—	—
Other currency	1,189	1,240	—	—	—	—

Other provisions, non-current	39,267	36,120	—	—	—	—
Argentine peso	462	542	—	—	—	—
Brazillian real	23,113	19,815	—	—	—	—
Colombian peso	298	295	—	—	—	—
Euro	9,345	9,403	—	—	—	—
U.S. dollar	6,049	6,065	—	—	—	—

Provisions for employees benefits, non-current	77,645	72,674	—	—	—	—
Chilean peso	77,645	72,187	—	—	—	—
U.S. dollar	—	487	—	—	—	—

Total non-current liabilities	889,051	703,233	20,318	281,785	406,913	179,406
Argentine peso	462	542	—	—	—	—
Brazilian real	23,348	20,763	614	—	—	—
Chilean peso	343,900	102,473	6	237,377	399,215	172,530
Colombian peso	298	295	—	—	—	—
Euro	9,500	9,699	—	—	—	—
U.S. dollar	510,139	566,186	19,630	44,408	7,698	6,876
Other currency	1,404	3,275	68	—	—	—

	As of	As of
General summary of foreign currency:	June 30,	December 31,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Total assets	964,144	1,370,586
Argentine peso	33,822	72,275
Brazilian real	73,171	117,532
Chilean peso	398,460	594,858
Colombian peso	5,480	8,598
Euro	43,998	80,756
U.S. dollar	94,264	76,487
Other currency	314,949	420,080

Total liabilities	2,171,955	2,446,785
Argentine peso	43,659	237,687
Brazilian real	38,355	54,605
Chilean peso	1,022,140	862,274
Colombian peso	6,490	9,971
Euro	53,717	101,092
U.S. dollar	925,746	1,071,190
Other currency	81,848	109,966

Net position
Argentine peso	(9,837)	(165,412)
Brazilian real	34,816	62,927
Chilean peso	(623,680)	(267,416)
Colombian peso	(1,010)	(1,373)
Euro	(9,719)	(20,336)
U.S. dollar	(831,482)	(994,703)
Other currency	233,101	310,114

(b)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended June 30, 2019 and 2018, means a payment of ThUS $ 32,954 and a charge of ThUS $ 176,953, respectively. In the second quarter 2019 and 2018 means a payment of ThUS $ 24,005 and a charge of ThUS $ 177,764, respectively.

The exchange differences recognized in the statement of comprehensive income as reserves for exchange differences for conversion, for the period ended June 30, 2019 and 2018, significant charges for ThUS $ 33,408 and ThUS $ 518,987, respectively. In the second quarter 2019 and 2018 meant a charge of ThUS $ 13,741 and ThUS $ 495,250, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of June 30,	As of December 31,
	2019	2018	2017	2016
	Unaudited
Argentine peso	42.45	37.74	18.57	15.84
Brazilian real	3.83	3.87	3.31	3.25
Chilean peso	679.15	694.77	614.75	669.47
Colombian peso	3,209.39	3,239.45	2,984.77	3,000.25
Euro	0.88	0.87	0.83	0.95
Strong bolivar	—	—	3,345.00	673.76
Sovereign bolivar (*)	6,733.29	638.18	—	—
Australian dollar	1.43	1.42	1.28	1.38
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	19.19	19.68	19.66	20.63
New Zealand dollar	1.49	1.49	1.41	1.44
Peruvian Sol	3.29	3.37	3.24	3.35
Uruguayan peso	35.17	32.38	28.74	29.28

(*) On August 20, 2018, in Venezuela there was a change of currency, five zeros were eliminated to simplify and the surname was changed to sovereign.

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
Basic earnings / (loss) per share	2019	2018	2019	2018
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	(122,891)	(19,665)	(62,818)	(113,554)

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	(0.20265)	(0.03243)	(0.10359)	(0.18726)

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
Diluted earnings / (loss) per share	2019	2018	2019	2018
	Unaudited	Restated	Unaudited	Restated
		Unaudited		Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	(122,891)	(19,665)	(62,818)	(113,554)

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	(0.20265)	(0.03243)	(0.10359)	(0.18726)

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. We are waiting for the deadline for the municipality to appeal to expire. The municipality filed an appeal against this decision on April 30, 2018, that is pending a decision. The voidance action is now in the evidentiary period.	97,616

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight..

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,345 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine.

9,345

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.

In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).

			Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This concluded the claim for all class-action plaintiffs except one, with whom negotiations continue. The amount is undetermined, but small.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.

This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA:ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019

10,882

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on May 20, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	14,534

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	The lawsuit was converted into a measure in January 2018. A statement will be made after the prosecutor’s measure has concluded. The Brazilian Administrative Council of Tax Appeals (CARF) issued a decision in favor of the Company on September 22, 2018. We are currently expecting that the Ministry of Finance of Brazil will appeal.	61,358

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for THUS$106.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					90,801

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	27,196

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The State Court granted the postponement of a jury trial to June 2020. In the meantime, the discovery stage continues, including verbal statements by experts on behalf of both parties. There may be some change in the committed amount, which will be reported in due course.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	68,069

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	18,102

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.

In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.

The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both remedies on May 29, 2019 and we are waiting for them to be referred to the Supreme Court.

					19,519

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced.	40,720

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017. The administrative case was closed in favor of the company and its right to a credit was recognized on June 15, 2018.	-0-

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. A final decision is now pending.	11,414

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.013244/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF. The debit was reduced, so the decision was partially favorable to the Company. Approximately R$11 million was paid in April 2019. The remainder continues to be disputed and a remedy is pending at this time.	7,277

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	24,223

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal. The Company’s right to its credit was recognized on November 21, 2018, which closed the administrative process in its favor.	-0-

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017. A ruling on the defense is currently pending in this lawsuit.	20,961

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	15,051

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	We are awaiting the presentation of an administrative defense. An administrative defense was presented on May 29, 2018.	32,211

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	54,665

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	17,654

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. We are now awaiting the administrative ruling.	123,575

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The decision is pending.	16,506

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	12,068

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	16,172

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We will argue our administrative defense.	11,160

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019	14,501

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	0

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	0
TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	11,803

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	11,141

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10880.938844/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements 10880.938841/2013-18 for the fourth quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	11,141

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We will argue our administrative defense.	10,545

LATAM Airlines Group S.A.	Southern District of Florida, Miami Division. United States District Court	1:19-cv-22260-FAM	This claim is by a visually impaired individual seeking a declaration and court order to ensure that LATAM’s policies and procedures applicable to the Group’s website in the USA meet the requirements for accommodating visually impaired individuals according to the Americans with Disabilities Act. The intention is to ensure that the site allows for a direct communication and access to services by visually impaired individuals.	On June 12, 2019, we received service of process and LATAM submitted a petition for an extension to answer the claim through August 2, 2019, which was approved by the other party and by the Court. The possibility is now being evaluated of reaching a settlement to end the lawsuit.	0

-	In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2019, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)        On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a)        The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$12,750.

(b)          The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$ 6,744 and interest of ThUS$ 2,694.

On May 15, 2019, the external consultant certified that the Anticorruption program of LATAM Airlines Group S.A. It is reasonably designed and implemented to prevent and detect violations within LATAM to anti-corruption laws.

2) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. Currently, the Company is cooperating with this process.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis, for which, in any case non-compliance does not generate acceleration of the loans.

Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership, in relation to the ownership structure and the controlling group, and disposal of the assets which mainly refers to important transfers of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The revolving credit facility (“Revolving Credit Facility”) with aircraft, engines, parts and supplies guaranteed for a total available amount of US$ 600 million, contemplates minimum liquidity restrictions, measured at the level of the Consolidated Company and measured at the for companies LATAM Airlines Group SA and TAM Linhas Aéreas S.A., which remain standby while the credit line is not used. As of June 30, 2019 this line of credit established with a consortium of eleven banks led by Citibank, is not used.

As of June 30, 2019, the Company is in compliance with all the indicators detailed above.

b)	Other commitments

At June 30, 2019 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Corporación Peruana de Aeropuertos y Aviación Comercial	Latam Airlines Perú S.A.	Twenty eight letter of credit	3,494	Sep-01-19
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Twenty three letter of credit	2,855	Aug-28-19
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty five letter of credit	200,000	Jul-03-19
la Propiedad Intelectual	Latam Airlines Perú S.A.	Forty four of credit	1,392	Jul-04-19
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	3,081	Nov-15-19
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Seven letter of credit	3,790	Abr-05-20
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	27,226	Dec-20-19
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,346	Dec-31-19
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	2,500	March-31-20
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Forty seven letter of credit	18,936	Aug-28-19
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun-18-20
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,273	March-13-20
Instituto Nacional de Defensa de la Competencia y de la Protección de Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	Two letter of credit	1,626	Nov-24-20
Procon	Tam Linhas Aéreas S.A.	One letter of credit	1,309	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	Two letter of credit	3,217	Sep-28-21
Vara da Fazenda Pública da Comarca do Rio de Janeiro - RJ	Tam Linhas Aéreas S.A.	One letter of credit	1,047	Sep-27-23
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Four letter of credit	8,541	May-23-21
Procon	ABSA linhas Aereas Brasileira S/A	One letter of credit	10,495	May-19-20
Vara Federal da Subseção de Campinas SP	ABSA linhas Aereas Brasileira S/A	One letter of credit	5,457	Oct-20-21
Conselho Administrativo de Conselhos Federais	ABSA linhas Aereas Brasileira S/A	One letter of credit	15,919	Feb-22-21
			328,004

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

Tax No.	Related party	Nature of related parties	of origin	Nature of transactions	Currency	For the 6 month period then ended a june 30,
						2019	2018
						Unaudited
						ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	16	4
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	556	752
				Services received from National and International Courier	CLP	3	(107)
				Sales commissions	CLP	(218)	(585)
				Services received advertising	CLP	(511)	(593)

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	32	34
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	—	(1,372)
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Property leases received	ARS$	—	(111)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided	BRL	29	69
				Services received of cargo transport	BRL	2	14
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	7,275	10,665
				Interlineal received service	US$	(1,571)	(3,054)
				Interlineal provided service	US$	647	3,131
				Services provided of handling	US$	358	770
				Services provided / received others	US$	81	1,219

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	7,148	7,755	3,554	3,327
Management fees	187	95	108	61
Non-monetary benefits	774	413	314	111
Short-term benefits	22,510	31,053	4,704	6,817
Large-term benefits	8,577	—	234	—
Share-based payments	3,296	14,470	652	6,735
Termination benefits	318	—	318	—
Total	42,810	53,786	9,884	17,051

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2013 not current as of this date

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the shareholders of the Company approved, among other matters, the increase in the share capital, of which 1,500,000 shares were allocated to compensation plans for the employees of the Company. Company and its subsidiaries, in accordance with the provisions of Article 24 of the Law on Public Limited Companies.

On June 11, 2018, expired the term to subscribe said actions, which were neither subscribed nor paid, reducing the capital of full rights.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recorded in accordance with the provisions of IFRS 2 “Payments based on shares” and has been considered as a cash settled award and, therefore, recorded at fair value as a liability, which is updated at the closing date. of each financial statement with effect on the result of the period.

	Base Units
periods	Opening balance	Granted	Annulled	Exercised	Closing Balance
From January 1 to June 30, 2018 (Unaudited)	2,932,896	—	—	—	2,932,896
From July 1 to December 31, 2018	2,932,896	—	(171,419)	(1,168,700)	1,592,777
From January 1 to June 30, 2019 (Unaudited)	1,592,777	93,481	—	(1,686,258)	—

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

As of June 30, 2019 and as of December 31, 2018, the amount recorded is ThUS $ 652 and ThUS$ 7,335, respectively, classified under the line “Administrative expenses” of the Consolidated Income Statement by function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

As indicated in Note 1, and the consequent resignation of the executives of Multiplus S.A. the option plans granted were canceled. (As of December 31, 2018, the options for current shares amounted to 247,500 shares for Multiplus S.A.)

Multiplus S.A.
	3rd Grant	4th Grant	4nd Extraordinary Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2018	84,249	163,251	—	247,500
Outstanding option number as June 30, 2019 (Unaudited)	—	—	—	—

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares Accrued options		Number of shares Non accrued options
Company	As of June 30, 2019	As of December 31,2018	As of June 30,2019	As of December 31,2018
	Unaudited		Unaudited
Multiplus S.A.	—	247,500	—	247,500

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2018 there is no value recorded in liabilities and results.

(c.2)	Payments based on restricted stock

As of June 30, 2019, payment contracts based on restricted shares signed with the executives of Multiplus S.A. were canceled, as described in Note 1.

	Opening balance	Granted	Exercised	Not acquired due to breach of employment retention conditions	Closing balance
From January 1 to December 31, 2018	309,710	—	(83,958)	(8,916)	216,836
From January 1 to June 30, 2019 (Unaudited)	216,836	—	(91,595)	(125,241)	—

NOTE 35 - STATEMENT OF CASH FLOWS

(a)       The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)       Other inflows (outflows) of cash:

	For the period ended
	June 30,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Fuel hedge	824	28,508
Hedging margin guarantees	—	1,566
Currency derivatives	—	(1,149)
Taxes on financial transactions	(2,449)	(4,153)
Fuel derivatives premiums	(6,538)	(8,620)
Bank commissions, taxes paid and other	(317)	(3,723)
Guarantees	(1,252)	(1,149)
Court deposits	(16,339)	(19,200)
Total Other inflows (outflows) Operation flow	(26,071)	(7,920)
Tax paid on bank transaction	(1,251)	5,757
Total Other inflows (outflows) Investment flow	(1,251)	5,757
Settlement of derivative contracts	(2,099)	(6,890)
Aircraft advance financing	(55,728)	—
Total Other inflows (outflows) Financing flow	(57,827)	(6,890)

(c)        Dividends:

	For the period ended
	June 30,
	2019	2018
	ThUS$	ThUS$
	Unaudited
Latam Airlines Group S.A.	(54,580)	(46,591)
Multiplus S.A. (*)	—	(16,768)
Latam Airlines Perú S.A. (*)	(536)	—
Total dividends paid	(55,116)	(63,359)

(*) Dividends paid to minority shareholders

(d)        Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		June 30,
financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated						Unaudited
	Unaudited
Loans to exporters	400,721	50,000	(73,000)	(6,491)	8,433	—	379,663
Bank loans	222,741	158,850	(90,514)	(4,338)	8,282	—	295,021
Guaranteed obligations	2,534,021	71,070	(115,615)	(49,343)	(455,078)	—	1,985,055
Other guaranteed obligations	673,452	—	(46,150)	(15,199)	15,182	—	627,285
Obligation with the public	1,553,079	808,553	1,649	(53,219)	88,974	—	2,399,036
Financial leases	1,624,854	—	(247,812)	(35,378)	538,965	—	1,880,629
Other loans	252,858	(55,728)	(46,484)	(5,531)	4,186	725	150,026
Lease liability	2,855,874	—	(190,567)	(86,393)	261,695	92,825	2,933,434
Total Obligations with financial institutions	10,117,600	1,032,745	(808,493)	(255,892)	470,639	93,550	10,650,149

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		June 30,
financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated						Unaudited
	Unaudited
Loans to exporters	314,619	205,001	(70,000)	(4,612)	1,715	—	446,723
Bank loans	321,633	5,003	(68,987)	(7,222)	3,247	—	253,674
Guaranteed obligations	4,036,843	—	(167,550)	(62,229)	62,139	(1,163,805)	2,705,398
Other guaranteed obligations	242,175	377,659	(240,007)	(8,032)	6,009	—	377,804
Obligation with the public	1,584,066	—	—	(54,041)	38,922	—	1,568,947
Financial leases	1,109,504	—	(370,899)	(36,589)	43,396	1,163,805	1,909,217
Other loans	282,800	—	(43,253)	(8,726)	10,742	—	241,563
Lease liability	3,155,035	175,867	(191,308)	(87,983)	89,772	(4,712)	3,136,671
Total Obligations with financial institutions	11,046,675	763,530	(1,152,004)	(269,434)	255,942	(4,712)	10,639,997

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the period ended
	June 30,
	2019	2018
	ThUS$	ThUS$
	Unauditd
Increases (payments)	40,066	(33,772)
Recoveries	71,750	30,050
Total cash flows	111,816	(3,722)

f) The net effect by the hyperinflation application in the consolidated statement of cash flow for the exercise ended December 31, 2018 corresponds to:

ThUS$
Net cash flows from (used in) operating activities	(5,191)
Net cash flows from (used in) investment activities	(7,902)
Net cash flows from (used in) financing activities	17,276
Effects of variation in the exchange rate on cash and cash equivalents	(4,183)
Net increase (decrease) in cash and cash equivalents	—

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2019, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2018 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.

-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.

-	During 2018, the Colombian operation achieved its certification in Stage 1 of IEnvA.

-	Preparation of the environmental chapter for the sustainability report of the company 2019, which allows to measure progress in environmental issues.

-	Answer to the questionnaire of the DJSI.

-	Measurement and external verification of the Corporate Carbon Footprint.

-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.

-	Incorporation of 100% electric power from renewable sources in the maintenance base facilities and the corporate building of operations in Chile.

-	Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile.

It is highlighted that in 2018, LATAM Airlines Group maintained its inclusion for the fifth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On July 9, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor's Office (FNE) Ord. No. 1477, which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines. Currently, the Company is cooperating with this process.

On July 10, 2019, Fitch Ratings increased the company's corporate credit rating to BB- with a stable outlook, from B + with a positive outlook. The improvement is due to the sustained reduction in debt levels, a robust liquidity position and the financial flexibility that the Company has.

On July 10, 2019, within the framework of the Oceanair Judicial Recovery Plan (Avianca Brasil), the Company presents bids for the acquisition of isolated production units (UPIs) for US $ 70.01 million. The payment of purchase price of the UPIs and subsequent closing of the transaction, are subject to compliance with all the provisions and conditions of the Judicial Recovery Plan approved by the General Meeting of Creditors on April 5, 2019 and ratified by the 1st Bankruptcy and Judicial Reorganization Court of the Central Forum of São Paulo, its annexes and the Share Purchase Agreement that makes up Annex 12 of the UPI sale notice, published on June 24, 2019. On the other hand, the Agência Nacional de Aviação Civil (ANAC) canceled the certificate of operation of Avianca Brasil already started distributing its slots.

On July 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusive property of LATAM Airlines Group SA, issued bonds for US $ 200,000,000 at a yield of 5.979% to maturity, with interest payments in March and September of each year, beginning on September 1, 2019. The issuance was a reopening of the unsecured senior bond with a 7.00% coupon rate issued on February 11, 2019 with maturity in the year 2026.

Concurrently, the Company initiated a public offer for the early redemption of its 7.25% unsecured senior bonds maturing in 2020, in which US $ 1,038 was offered for each US $ 1,000 of principal value, which included US $ 30 payable only to bonds tendered on or before July 24, 2019, the early tender date. As of July 24, 2019, the holders of the outstanding bonds offered US $ 238,162,000 of the principal amount, which were fully accepted by the Company. As of August 7, 2019, on the expiration date of the public offer, the bondholders offered an additional US $ 250,000 of the principal amount, which were also accepted by the Company. Upon completion of the public offer, a total of US $ 238,412,000 of the principal amount was redeemed.

The funds obtained from the issuance of the additional bonds at 5.979% were used to pay a portion of the public offer for the tender of the senior unsecured bonds at 7.25% whose maturity date was 2020, interest accrued and not paid for the repurchase and expenses incurred. The remainder of the public offer was paid in cash.

After the closing date of the financial statements as of June 30, 2019, there has been a significant variation in the exchange rate (Central Bank of Brazil) R $ / US $, from R$ 3.83 per US $ at R $ 4.0 per US $ as of August 13, 2019, which represents a depreciation of 4.29% of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity in this matter, the administration has not yet completed the analysis and determination of the financial effects of this situation.

After June 30, 2019 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated interim financial statements of LATAM Airlines Group S.A. and Subsidiaries as of June 30, 2019, have been approved in the Extraordinary Board Session on August 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO of LATAM Airlines Group